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Allstream Inc. 2003 Annual Report

There's more to networks.™

2003

In 2003 we positioned Allstream for long-term success:

•
Further strengthened our management team

•
Restructured our balance sheet

•
Launched more new services than any year in our history

•
Established a new corporate brand in Allstream

•
Significantly improved customer satisfaction for the second straight year

•
Assembled a world-class Board of Directors

•
Delivered solid financial results

•
Generated strong cash flow and returned $70 million to our shareholders

•
Expanded our distribution channels by doubling our quota carrying sales force and establishing a U.S. sales presence

•
Ratified collective agreements with our bargaining unit employees

•
Continued pursuit of regulatory balance

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Focused on the business market, Allstream collaborates with customers to create tailored solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive communication solutions provider in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers.

message to shareholders    1

message from the chairman    8

management's discussion and analysis    9

report of management    28

auditors' report    29*

consolidated balance sheet    30*

consolidated statements of operations    31*

consolidated statement of shareholders' equity    32*

consolidated statement of cash flows    33*

notes to consolidated financial statements    34*

corporate governance    60

board of directors    61

leadership team    61

corporate information    62

*
The Company's financial statements for 2003 included herein comprise the consolidated financial statements of Allstream Inc. for the nine months ended December 31, 2003 and the consolidated financial statements of AT&T Canada Inc. (the Predecessor) for the years ended December 31, 2002 and 2001, all of which can be found on SEDAR at www.sedar.com and on the SEC Filings & Forms (EDGAR) at www.sec.gov/edgar. shtml.

April 1 Successful completion of restructuring process	TSX: ALR.A ALR.B	NASDAQ: ALLSA ALLSB	April 1 Introduction of new Board of Directors with depth of experience across multiple industries and disciplines

	April 1 Moves forward with no long-term public debt and generating positive cash flow and net income	April 1 Begins trading on TSX and NASDAQ

        John T. McLennan
John A. MacDonald

message to shareholders

A Solid Foundation For Long-Term Success.    2003 was a year of significant accomplishment for Allstream. During the year we strengthened our management team, and restructured our balance sheet. More new products were launched than in any other year in our history, and we had success in winning new business and renewing existing customer relationships. In addition, we established a new corporate brand in Allstream. In the nine months after completing our restructuring the Company generated $141 million in free cash flow, and to share this success with our shareholders Allstream declared and paid a $70 million special dividend.

In Our View 'There's More to Networks.'    With the launch of our new brand Allstream, we re-affirmed our commitment to being an innovative, agile and responsive partner for our customers. In the Allstream brand we have established a corporate identity that reflects who we are and what we stand for. Allstream's tagline 'There's more to networks' embodies the Company's awareness that a successful customer relationship is more than the data and voice traffic that flows on the network, but is about understanding a customer's needs and working in collaboration to deliver effective business solutions.

Allstream Inc. 2003 Annual Report        1

[LOGO]	June 18 Launches new Allstream brand and affirms commitment to being an innovative, agile and responsive partner for customers	[LOGO]

Signs three-year, $7 million contract with 7-Eleven to implement high-speed network connecting 500 stores to Dallas headquarters		Renews two-year, $4 million contract with Westjet to provide a full suite of telecommunications services

Growth In Our Core Business

A Rich Customer Base.    One of Allstream's key strengths is our established customer base. We do business with 40% of the top 500 companies in Canada. These relationships are built on the credibility we have earned in delivering complex business solutions. That Allstream can count 40% of Canada's 500 largest companies as customers is a significant accomplishment. That there are an additional 60% in the waiting is a significant opportunity.

We have built on our credibility by improving customer satisfaction significantly in each of the last two years, while growing operating profit. In a recent survey of telecom decision makers, Allstream scored higher than the incumbents in the important areas of overall quality, network reliability and service design. These results support our conviction that Allstream has the infrastructure and service capabilities to further deepen our competitive position in the Canadian marketplace.

Diverse Services, Integrated Solutions.    Allstream offers a comprehensive product portfolio focused on delivering integrated solutions to our customers. Connectivity services represent the core transport and access technologies that connect our customers locally, nationally and globally. Infrastructure Management, including our industry-leading suite of security services, brings our customers higher value managed solutions on top of the connectivity layer. And we offer IT Services that tie to customer's applications to their telecom infrastructure.

2        Allstream Inc. 2003 Annual Report

July 23 Signs network support agreement with AT&T, maintaining this important commercial relationship	$69.1 MILLION EBITDA	Delivers innovative solution for MIJO Corporation, enabling company to become first Canadian firm to implement Internet-based advertising video distribution system

	Achieves second quarter EBITDA of $69.1 million and generates $73.1 million in cash, ends quarter with $248.3 million in cash on hand	[LOGO]

More and more we are having success in binding together our Connectivity, Infrastructure Management and IT Services offerings into a complete and integrated enterprise solution. We refer to this as the triple threat, as it demonstrates the real promise and value proposition we bring to the marketplace. We will continue to develop offers that leverage the full Allstream portfolio to increase the number of our customers who receive services across our entire service model. We introduced 50% more new products in 2003 than in the previous year, and we will continue our rapid introduction of next generation services by launching 50% more in 2004.

Expanded Distribution Channels.    As a part of our revenue growth initiative, we have expanded our distribution channels. First, we doubled the size of our quota carrying sales force, to increase new sales volume. Second, we established a sales force dedicated to the United States market. These individuals are targeting U.S. decision makers to ensure they recognize the value of working with Allstream for their Canadian telecom requirements. We are already having considerable success with several major wins.

AT&T — A Significant Business Partner.    During the year Allstream continued to work closely with AT&T. We won a significant amount of new business in collaboration with AT&T, under our seamless voice services agreements. In fact, in 2003 we grew the revenues associated with AT&T North American voice services.

Allstream Inc. 2003 Annual Report        3

Introduces International Data Services providing seamless connections to over 50 countries

Launches Global Internet Access enabling mobile workers to connect to their enterprise network from more than 35,000 wired and nearly 2,000 WiFi access points		Introduces Managed Intrusion Protection Service, to enhance its world-class security portfolio

Growth In New Markets

Expanded Wholesale Offering.    In 2004 we will expand our wholesale offering to support the entry of other service providers into local telephony, including VoIP services in the residential market. We will support these wholesale services with a full suite of products from basic PSTN access to a fully managed outsourced VoIP service.

Joining Forces In Broadband Wireless.    Part of Allstream's strategy is to pursue technologies that are disruptive to the status quo. In November we announced a venture with Microcell and NR Communications to offer wholesale voice and data broadband wireless services for residential and small business users. This venture is making excellent progress with commercial launches having started in February, and with discussions with several large retail partners well under way.

In addition to providing a mobile broadband alternative to the incumbent's wireline service, we believe that as this technology matures, it will provide us with a cost effective way of accessing our customers and a platform over which we can layer services without relying on incumbent facilities. With a small commitment of capital upfront we have positioned ourselves to participate in the sizable consumer and small business markets.

4        Allstream Inc. 2003 Annual Report

Expands addressable market for Transparent LAN Ethernet Services from 5% to 54% of Canadian business locations	[LOGO]	Enhances Business IP Service, enabling customers to converge diverse applications onto single IP network using Dynamic Class of Service

November 19 Joint venture with Microcell and NR Communications to offer wholesale voice and data broadband wireless services to residential and small business users

Customer Centred IP Strategy.    Allstream launched its Business IP/MPLS network service in 2000, the first of its kind in Canada. Over the course of the last four years we have made significant investments to enable converged IP services through this next generation network. In addition, our Business IP service was designed to provide a clear and cost effective path to IP through inter-working capabilities with Frame and ATM based networks. With our long planning horizon, we have developed an evolutionary path for our customers that will avoid the disruption that would be associated with a forced migration. We plan to extend IP/MPLS services internationally in 2004. With our national IP infrastructure in place, Allstream is well positioned to participate in the wholesale market with those who are planning to offer VoIP services to residential customers, including our own broadband wireless joint venture.

Pursuing Regulatory Balance.    During 2003 we continued our pursuit of a balanced regulatory structure. Early in 2003 the Government re-affirmed their commitment to support competition, and acknowledged that regulatory and policy framework are crucial to fostering competition. We have been encouraged by the steps taken by the regulator to remove hindrances to a healthy telecommunications environment, and are hopeful the regulator will continue to improve the balance between incumbent providers and competitive entrants.

Allstream Inc. 2003 Annual Report        5

	December 9 Declares $70 million special dividend to shareholders		Launches 1 Gbps Ethernet Private Line service combining ease of Ethernet 'plug and play' with the quality of service and security of private line

Launches High Availability Internet Access, with guaranteed 99.995% Internet uptime		Ratification of 3-year collective agreements with its 780 bargaining unit members

Enforcement of regulatory safeguards intended to prevent anti-competitive behaviours will be an important regulatory theme in 2004. Near the end of 2003 the CRTC expressed its intention to address the anti-competitive pricing practices of Bell Canada. A decision to limit their ability to engage in these practices would be an important step in leveling the playing field. We believe that an improved regulatory environment would make Allstream more competitive across an expanded addressable market.

New Collective Agreements.    Allstream has always had a strong and progressive relationship with the unions representing our employees. In 2003 we announced the ratification of collective agreements with our 780 bargaining unit members that will run for a term of three years to the end of 2006. These new agreements include a variable pay component tied to the accomplishment of overall corporate objectives, in effect aligning all Allstream employees towards achievement of a common set of goals.

Looking Ahead.    With the revenue generating initiatives we announced in 2003, and those in the pipeline for 2004, it is our goal to achieve quarterly revenue growth in the second half of 2004. From a margin and expense standpoint, while the costs of our successful brand transition are essentially behind us, in 2004 our product development and new service launch costs will increase in support of new revenue generating initiatives. We will also adopt new accounting rules related to expensing the cost of stock options. As a result, EBITDA for 2004 will be relatively stable compared to 2003, and the Company will continue to generate strong free cash flow. In addition, we expect capital expenditures will be approximately 10% of revenue in 2004.

6        Allstream Inc. 2003 Annual Report

$1,301.1 MILLION IN REVENUES	Enters agreement with Dexit, enabling first-to-market cashless electronic payment service

Achieves Revenue of $1,301.1 million and EBITDA of $254.1 million for 12 months ended December 31, 2003	[LOGO]

Positioned To Win.    With our rich customer base and solid service platform, combined with our expanded points of distribution and the addition of important next generation services, we believe we have positioned Allstream to capture market share by becoming even more relevant to our customers.

The successes we had in 2003 were directly the result of the dedication and commitment of our world-class team of employees, who continue to help us build value for shareholders and customers every day.

We extend Allstream's great appreciation to our customers for their continued support and confidence, as we maintain our commitment to bring choice and innovation to Canadian businesses.

And to our shareholders, thank you for your interest and investment in Allstream.

/s/ JOHN T. MCLENNAN John T. McLennan Vice Chairman and Chief Executive Officer	/s/ JOHN A. MACDONALD John A. MacDonald President and Chief Operating Officer

2004

Allstream has a solid foundation from which to grow:

•
Blue chip customer base

•
National network and infrastructure

•
Broad product set and solutions capability

•
Experienced management team

•
No long-term public debt and generating positive cash flow and net income

In 2004 our focus is on generating profitable growth by:

•
Developing and launching innovative new services

•
Continually improving customer-facing processes

•
Generating operating efficiencies through productivity gains

•
Pursuing opportunities to compete with the established cost structure of the incumbents

•
Enabling converged IP services through next generation network development

Allstream Inc. 2003 Annual Report        7

Purdy Crawford

message from the chairman

Positioned To Succeed.    2003 was another year of significant change and evolution for the Canadian telecommunications industry, during which we took important steps forward to position Allstream for long-term success.

Allstream is ready to strengthen its position as Canada's largest alternative communications solutions provider to business. We have deep customer relationships with many of Canada's largest corporations, and our national network is one of the most modern in the world. I believe the capabilities of our management team to be second to none in the Canadian telecommunications industry, as they combine extensive experience, with a predisposition for innovation and urgency. In addition, our new Board of Directors is made up of top business leaders with a depth of experience across multiple industries and disciplines.

All of these strengths position Allstream to deepen relationships with customers by helping them compete more effectively whether locally, nationally or around the world. We have the platform in place to create value for our shareholders.

Focus On Corporate Governance.    Mr. John McLennan, our C.E.O., and I worked with a Committee of Bondholders to select seven new directors to join John and I on the Board. As a result, when our restructuring was completed on April 1, 2003, we were up and running with a new Board of Directors. Our overall approach to corporate governance is outlined later in this Annual Report under "Corporate Governance" and in Schedule "A" to the Management Proxy Circular. I would like to mention a few specific initiatives.

i.
One of the principal mandates we have established for the Board is for it to satisfy itself, to the extent feasible, regarding the integrity of all senior management and that they "walk the talk", by creating a culture of integrity throughout the organization.

ii.
We have an in-camera session of outside directors at the start of each Board and Committee meeting. These sessions have proven very helpful in bringing together the new Board and building strong mutual respect between management and the Board.

iii.
We had an in-depth review of the performance of the C.E.O. against his 2003 objectives and all other relevant factors. We reported the results of this to the C.E.O. as part of his performance review.

iv.
We also had an in-depth review of my performance as non-executive Chairman against my 2003 objectives and all other relevant factors. The results of this were reported to me.

v.
We are in the course of developing a process for reviewing the performance of the Board, as a whole, and of individual directors.

vi.
The Board has become very involved in the strategic planning process and in the ability of management to execute the strategy. Going forward we will have an in-depth review of the strategic plan at least once a year and at each Board meeting there will be an update on one or more aspects of the overall strategy.

Developing Leadership.    Allstream management is committed to leadership development at all levels of the Company. With the understanding that what differentiates an organization in the eyes of its customers is the quality of its people, the senior leadership team has successfully developed a culture that expands opportunities for employee engagement, accountability and the leadership of change.

A Bright Future.    I am very pleased with the achievements we had in 2003, and I am equally excited about the opportunities that lie ahead for Allstream in 2004. We are confident that we will capitalize on these opportunities to the benefit of our shareholders.

/s/ PURDY CRAWFORD Purdy Crawford Chairman of the Board of Directors

8        Allstream Inc. 2003 Annual Report

management's discussion and analysis of financial condition and results of operations

February 24, 2004
(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

Forward-looking statements

On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream" or "Successor").

This management's discussion and analysis of financial condition and results of operations ("MD&A") explains Allstream's financial condition for the period from April 1, 2003 to December 31, 2003 ("nine months ended December 31, 2003"). Where appropriate, the analysis will include results of operations for the nine months ended December 31, 2003 together with the Predecessor's three months ended March 31, 2003 ("twelve months ended December 31, 2003") compared with the twelve months ended December 31, 2002 of the Predecessor. The Predecessor's unaudited consolidated financial statements for the three months ended March 31, 2003 can be found on the Company's website at www.allstream.com, on SEDAR at www.sedar.com and on the SEC Filings & Forms (EDGAR) at www.sec.gov/edgar.shtml. This discussion is intended to help shareholders and other readers understand the Company's business and certain key factors underlying its financial results. The consolidated financial information and other operating performance information of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, the MD&A of the Company compared to the Predecessor's should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing a directly comparable analysis of financial performance. Certain statements in this MD&A and consolidated financial statements constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors including those described under the "Risks and Uncertainties" section, which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Overview

Allstream is a leading communications solutions provider committed to being an innovative, agile and collaborative partner with its customers. Supported by a world-class portfolio of Connectivity, Infrastructure Management, and IT Services, Allstream listens to and collaborates with customers to deliver business solutions that meet their unique needs and to help them compete more effectively. Spanning more than 18,800 kilometres, Allstream's broadband fibre-optic network has the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Additional information about Allstream, including Allstream's Annual Information Form, can be found on the Company's website at www.allstream.com, on SEDAR at www.sedar.com and on the SEC Filings & Forms (EDGAR) at www.sec.gov/edgar.shtml.

During the twelve months ended December 31, 2003, the Predecessor and the Successor entities underwent significant change. On April 1, 2003, the Predecessor implemented the Plan and the Successor emerged from protection under CCAA with its Class A Voting Shares and Class B Limited Voting Shares trading on both the Toronto Stock Exchange (the "TSX") and the NASDAQ National Market System ("NASDAQ"). The absence of long-term public debt, as a result of the Company's new capital structure, has contributed to the generation of positive results. The Company launched its new brand name "Allstream" on June 18, 2003 almost three months ahead of the required date. In addition, on December 9, 2003, the Company declared a special cash dividend of $3.50 per share, or a total of approximately $69.4 million.

Allstream Inc. 2003 Annual Report        9

Core business strategy

Upon emergence from CCAA protection on April 1, 2003, the Company focused on those key priorities that were considered necessary to its core business strategy of building and growing the value of the Company in an environment where competition is constantly evolving. This business strategy included:

•
Working with large and medium sized customers including blue chip private and public sector customers;

•
Providing excellent customer service by being responsive and agile in meeting customer needs;

•
Delivering customized business solutions that are supported primarily by data and Internet products and services that are in high demand; and

•
Working with AT&T Corp., as both a customer and a supplier, when it is in the Company's customers' best interests to do so, while at the same time expanding the Company's global reach by partnering with new international suppliers.

To deliver against this business strategy, the Company's priorities in 2003 were to restructure its balance sheet, re-establish itself with a new name and brand, and develop new commercial arrangements with AT&T Corp. In addition, the Company focused on higher margin products and services, reacted where considered appropriate to meet pricing pressures, optimized its service delivery and enhanced its distribution channels. The Company's key priorities during 2004 will also focus on continued development of new products and services, and optimizing its cost infrastructure through regulatory cost reductions and operating efficiencies. The following is an overview of the events that have supported the Company's progress towards achievement of its strategy.

Consolidated plan of arrangement and reorganization

On April 1, 2003, the Predecessor implemented the Plan and the Company emerged from protection under CCAA with its Class A Voting Shares and Class B Limited Voting Shares trading on both the TSX and the NASDAQ. As a result, the Company's balance sheet and equity were restructured, certain liabilities were compromised, and the corporate structure was simplified. The primary impacts of the Plan on the results of 2003 were an improvement in net income through decreased foreign exchange and lower interest expense as a result of no U.S. denominated public debt and foreign exchange derivative instruments, and decreased depreciation expense as a result of the lower carrying cost for property, plant and equipment.

Commercial agreements with AT&T Corp

Revised commercial agreements were signed with AT&T Corp. on January 17, 2003, providing a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintaining network ties between the two companies for the benefit of customers. The agreements contemplate that the Company and AT&T Corp. will continue working together on a non-exclusive basis, and provide the Company with the ability to forge additional supplier relationships. The agreements recognize AT&T Corp.'s ability to compete directly with Allstream in serving AT&T Corp.'s Canadian customers. On July 22, 2003, the Company signed a master services agreement with AT&T Corp. for the continued use of certain AT&T Corp. technology and capabilities. Absent agreements to the contrary with AT&T Corp., the Company will be required to stop using certain of AT&T Corp. technology and capabilities by December 31, 2005. The Company is in the process of creating and/or obtaining alternative products or services to replace the products and services based on the AT&T Corp. technology and capabilities. Once these alternative products and services are in place, a program will be created to migrate the Company's customers to the new products and services. The cooperation of certain customers will be required in order to complete a transition to the new products and services. Development of the Company's own technology and capabilities, as well as operating initiatives to implement those requirements, will be funded through the Company's cash flow from operations. The Company is currently negotiating with AT&T Corp. to extend the continued use of certain AT&T Corp. technology and capabilities for several years. It is anticipated that these discussions will be concluded by May 15, 2004, subject to a further extension. While the Company is confident that it will meet the requirements of the AT&T Corp. agreements, no assurances can be given that it can effect a seamless migration of existing customers to the new products and services.

10        Allstream Inc. 2003 Annual Report

The Allstream brand

The Company launched its new brand, "Allstream," on June 18, 2003 in conjunction with an advertising campaign to promote the new brand. The Company spent $15.5 million on rebranding activities, including marketing and media costs for on-air advertising campaigns, changes to signage and changes to internal and customer facing systems, for the nine months ended December 31, 2003. Independent research and feedback from customers indicates that progress has already been made with regard to the brand attributes of being innovative, agile and collaborative partners. These results support the Company's conviction that it has the infrastructure and service capabilities to further deepen its competitive position in the Canadian marketplace.

Regulatory environment

During 2003, Allstream continued to pursue regulatory changes required to create a balanced regulatory framework through the Canadian Radio-television and Telecommunications Commission ("CRTC"). The Company's regulatory initiatives focused on reducing existing costs to access the public network and on increasing the Company's network reach by gaining tariffed access to 'next generation' network facilities and to services increasingly being utilized by the incumbent local exchange carriers ("ILECs").

While dismissing the Company's appeal to Cabinet of the 2002 price cap decision, which dealt with, among other things, the costs incurred by competitive providers to utilize the ILECs network facilities and services in order to service customers, the Government of Canada indicated that the CRTC should continue its 'pro-competitive momentum' by addressing in a timely way, the barriers to competitor access to the ILEC networks. During 2003, the CRTC broadened interim competitor access to competitor digital network access service ("CDNA") resulting in further cost savings in service costs. In addition, the CRTC continued to express, in several proceedings, its intention to address anti-competitive ILEC behaviour in the marketplace.

With respect to foreign ownership and control restrictions, Parliament's Industry Committee reported back to the Government of Canada and recommended removal of existing restrictions. The Government of Canada responded by agreeing with the appropriateness of that recommendation and committed itself to developing options for implementation that reconcile with recommendations of the Heritage Committee concerning the broadcasting industry, by the spring of 2004.

New products

The Company launched a significant number of new and innovative products during 2003 including:

•
Enhanced Business Internet Protocol ("IP") Service enabling customers to converge diverse applications onto a single IP network using Dynamic Class of Service capabilities to prioritize traffic;

•
High Availability Internet Access with guaranteed 99.995% Internet uptime;

•
Transparent LAN Ethernet Services;

•
International Data Services with seamless connections to over 50 countries;

•
Global Internet Access enabling mobile workers to connect to their enterprise network from more than 35,000 wired and nearly 2,000 WiFi access points; and

•
Managed Intrusion Security providing a comprehensive managed security service and further enhancing the Company's world-class security portfolio.

These enhancements were implemented in the latter half of 2003. During 2004, the Company will expand its business IP service offerings through its existing national IP infrastructure, and expand its participation in the wholesale market through offering new and different technologies in support of wholesale customers. These enhancements are being funded from the Company's cash flow from operations.

Allstream Inc. 2003 Annual Report        11

Fixed wireless venture

On November 18, 2003, the Company announced a venture with Microcell Telecommunications Inc., and NR Communications, LLC to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology (see "Risks and uncertainties" reference (i)). In addition to providing a mobile broadband alternative to the ILECs wireline service, the Company believes that as this technology matures, it will provide the Company with a cost-effective way of accessing the Company's customers and a platform over which the Company can add services without relying as much on ILECs facilities. Investments in this venture will occur in phases. The initial phase commits the Company to a $5 million investment, of which, $0.1 million has been spent in 2003; and potential additional investments of up to $40 million in cash and services in a later phase depending upon the outcome of the initial phase.

Ratification of collective agreements

In December 2003, the Company announced the ratification of its collective agreements by both the National Automobile Aerospace, Transportation and General Workers Union of Canada — Local 2000 and the United Steelworkers of America. Both agreements are for a term of three years, expiring on December 31, 2006 and will raise wages for the Company's bargaining unit members by 2.5 per cent starting January 1, 2004, followed by an increase of 2.5 per cent on January 1, 2005 and 2.75 per cent on January 1, 2006. In addition to wage increases, the agreements will also improve employee benefits, pension, vacation entitlement and health and safety provisions. Bargaining unit members will also participate in the Company's variable pay program with a component linked to individual performance. The ratification of these agreements has greatly reduced the risk of a work stoppage and will generate confidence among customers that the Company is committed to minimizing service disruption.

Engaged leadership and accountability

Throughout the year, employees receive regular communications about Company strategies and key initiatives which are linked to individual performance objectives. As a result of aligning employee performance to the Company's strategies and key initiatives, which include improved customer satisfaction, the Company exceeded 2003 customer satisfaction objectives.

Sale of Contour Telecom Inc. and Argos Telecom Inc.

On July 2, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc. ("Contour Telecom"), to YAK Communications (Canada) Inc. for approximately $8.0 million in cash. There was a gain on disposal of $0.4 million.

12        Allstream Inc. 2003 Annual Report

Results of operations

The following table summarizes key financial results for the nine months ended December 31, 2003 and those of the Predecessor entity, AT&T Canada Inc., for each of the years ended December 31, 2002 and December 31, 2001.

Selected financial information

(in thousands of dollars, except per share amounts)	Nine months ended December 31, 2003	* * *	Year ended December 31, 2002	Year ended December 31, 2001
	(Successor)	*	(Predecessor)	(Predecessor)
Revenue:
Data	$307,445	*	$457,962	$485,031
Local	162,906	*	235,095	209,207
Internet and IT Services	127,935	*	195,600	171,852
Other	10,289	*	26,693	20,843

	$608,575	*	$915,350	$886,933
Long Distance	339,221	*	572,795	657,788

Total Revenue	$947,796	*	$1,488,145	$1,544,721

Service Costs	$529,157	*	$931,949	$1,005,790
Gross Margin	$418,639	*	$556,196	$538,931
Gross Margin %	44.2%	*	37.4%	34.9%
Selling, General and Administrative Costs ("SG&A")	$230,875	*	$333,004	$385,966
Depreciation and amortization	$77,493	*	$273,142	$465,600
Income (loss) from operations	$110,271	*	$(1,340,215)	$(334,536)
Foreign exchange loss	$—	*	$(41,126)	$(10,097)
Interest expense	$(3,656)	*	$(431,625)	$(401,114)
Income Taxes	$(48,188)	*	$(6,741)	$(7,965)
Net Income (Loss)	$65,562	*	$(1,831,659)	$(745,375)
Basic earnings (loss) per Share	$3.31	*	$(17.95)	$(7.57)
Diluted earnings (loss) per Share	$3.29	*	$(17.95)	$(7.57)
Total Assets	$1,064,342	*	$1,687,700	$4,763,625
Total Liabilities subject to compromise	$—	*	$4,719,591 *	$—
Total Long-term Liabilities	$162,375	*	$170,765 *	$4,747,293
Total Capital Expenditures	$60,911	*	$143,865	$419,173

*
Under the CCAA proceedings and the Plan, all of the Company's liabilities to creditors under the Senior Notes, including accrued interest thereon, were segregated and classified as liabilities subject to compromise upon implementation of the Plan.

Allstream Inc. 2003 Annual Report        13

Twelve months ended December 31, 2003 compared to twelve months ended December 31, 2002 of the Predecessor

The following table summarizes selected results of operations for the nine months ended December 31, 2003 together with the three months ended March 31, 2003 compared with the twelve months ended December 31, 2002 to help shareholders and other readers understand the Company's business and key factors underlying its financial results.

Supplementary financial information

(In thousands of dollars, except per share amounts)	Nine months ended December 31, 2003	Three months ended March 31, 2003	* * * *	Twelve months ended December 31, 2003	* * * *	Twelve months ended December 31, 2002
	(Successor)	(Predecessor)	*	(Successor and Predecessor)	*	(Predecessor)
Revenue:
Data	$307,445	$112,256	*	$419,701	*	$457,962
Local	162,906	56,912	*	219,818	*	235,095
Internet and IT Services	127,935	46,179	*	174,114	*	195,600
Other	10,289	4,111	*	14,400	*	26,693

	$608,575	$219,458	*	$828,033	*	$915,350
Long Distance	339,221	133,867	*	473,088	*	572,795

Total Revenue	$947,796	$353,325	*	$1,301,121	*	$1,488,145

Service Costs	$529,157	$216,061	*	$745,218	*	$931,949
Gross Margin	$418,639	$137,264	*	$555,903	*	$556,196
Gross Margin %	44.2%	38.8%	*	42.7%	*	37.4%
Selling, General and Administrative Costs ("SG&A")	$230,875	$70,970	*	$301,845	*	$333,004

Income (Loss) from operations	$110,271	$36,491	*	$146,762	*	$(1,340,215)
Add:
Depreciation and amortization	77,493	41,625	*	119,118	*	273,142
Workforce reduction costs and provision for restructuring	—	(11,822)	*	(11,822)	*	87,069
Write-down of long-lived assets	—	—	*	—	*	1,203,196

EBITDA*	$187,764	$66,294	*	$254,058	*	$223,192

Net Cash generated by (used in) operating activities	$224,941	$21,346	*	$246,287	*	$(147,759)
Add/(Subtract):
Changes in non-cash working capital	(23,131)	(32,139)	*	(55,270)	*	24,308
Addition to property, plant and equipment	(60,911)	(33,227)	*	(94,138)	*	(143,865)

Free cash flow**	$140,899	$(44,020)	*	$96,879	*	$(267,316)

*
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the workforce reduction costs and provision for restructuring and the write-down of long-lived assets as these items are not expected to be recurring in nature as the Company completed the restructuring of its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA is a measure the Company believes is used by investors and management to evaluate the Company's financial performance, although it does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP") and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

**
Free Cash Flow is a measure commonly used to evaluate operating and financial results and is defined as net cash generated from operating activities excluding changes in working capital less additions to property, plant and equipment. Free Cash Flow is a measure the Company believes is used by investors and management to evaluate the Company's operating and financial performance, although it does not have a standard meaning under Canadian GAAP, and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, Free Cash Flow is not intended to replace income/(loss) from operations, Net cash generated by (used in) operating activities, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

14        Allstream Inc. 2003 Annual Report

For the twelve months ended December 31, 2003, the sum of the nine months ended December 31, 2003 of the Successor and the three months ended March 31, 2003 of the Predecessor were used for informational purposes only. Accordingly, the discussion of financial condition and results of operations should be reviewed with caution, and should not be relied upon as being indicative of future results of the Company or providing a directly comparable analysis of financial performance.

EBITDA

EBITDA increased by $30,866 in the twelve months ended December 31, 2003 from $223,192 in the twelve months ended December 31, 2002. This improvement was the result of changes in revenue, service costs and selling, general and administrative expenses, as described below.

Revenue

Revenue from data, local, Internet and IT Services, and other services increased to 64% of total revenue for the twelve months ended December 31, 2003, from 62% in the twelve months ended December 31, 2002. The proportion of revenue from long distance services declined to 36% in the twelve months ended December 31, 2003, from 38% in the comparable period in the prior year. This change in mix between long distance products and data and Internet products resulted from expanded use of other technologies including email services, wireless and cellular services by customers. Total revenue declined by $187,024 or 12.6% compared to the twelve months ended December 31, 2002. Part of the decline in revenue was the result of the sale of Contour Telecom. During 2003, Contour Telecom contributed revenue totalling $23.0 million. The year over year decline in revenue attributed to the sale of Contour Telecom was $30.9 million. This was comprised of the following: lower long distance ("LD") revenue of $10,778, lower data revenue of $9,215, lower revenues from other sources of $5,702 and lower revenues from local of $5,200.

Data revenue decreased by $38,261 or 8.4% to $419,701 in the twelve months ended December 31, 2003 from $457,962 in the twelve months ended December 31, 2002. The decline in data revenue was the result of pricing pressures and industry-wide weakness in enterprise demand for certain legacy products, including private line, data access services and frame relay services, combined with the loss of revenue from the sale of Contour Telecom. Technology substitution is causing erosion of revenue as customers are benefiting from the Company's new technologies and related services, such as its digital subscriber line ("DSL") services which provide access at lower costs to customers. In addition, the Company's wholesale service prices were lowered to match market reductions and as a result of the regulatory price cap decision.

Local revenue decreased by $15,277 or 6.5% to $219,818 in the twelve months ended December 31, 2003 from $235,095 in the twelve months ended December 31, 2002. This decline in local revenues is the result of fewer access lines in service attributable to the Company's focus on profitable line growth and the loss of revenue from the sale of Contour Telecom. The Company's strategy targets potential business customers that require local lines to be carried on the Company's network and in excess of certain threshold volumes. Local access lines in service declined to 486,192 from 537,940 at December 31, 2002 of which 15,626 local access lines were removed as a result of the sale of Contour Telecom.

Internet and IT Services revenue declined by $21,486 or 11.0% to $174,114 in the twelve months ended December 31, 2003 from $195,600 in the twelve months ended December 31, 2002. The decline in Internet revenue is due to lower demand for dial-up Internet access as a result of technology substitution and new access arrangements. The decline in IT Services was attributable to lower demand for IT Services.

Other revenue decreased by $12,293 or 46.1% to $14,400 in the twelve months ended December 31, 2003, from $26,693 in the twelve months ended December 31, 2002. The decline was primarily attributable to lower sales of telecommunications equipment.

LD revenue decreased by $99,707 or 17.4% to $473,088 in the twelve months ended December 31, 2003 from $572,795 in the twelve months ended December 31, 2002. The decline was due to lower prices per minute, lower volumes and the sale of Contour Telecom. The Company was cautious in reacting to price pressures in the LD market as price elasticity is no longer a major factor and customers are migrating to alternative technologies such as email, wireless and cellular. Prices dropped by 7.8% and minutes decreased by 9.6%, primarily due to the effects of continued price competition. This is a trend the Company anticipates will continue in 2004.

Allstream Inc. 2003 Annual Report        15

Service costs, selling, general and administrative expenses and gross margin

The Company's principal operating expenses consist of Service Costs, Selling, General and Administrative expenses ("SG&A") and depreciation and amortization. Service Costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance costs, right-of-way fees, municipal access fees, hub site lease expenses, personnel costs and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the personnel costs of sales and marketing employees, promotional and advertising expenses and corporate administrative expenses.

During 2003, both Service Costs and SG&A expenses were impacted by staff reductions. The number of full-time employees was reduced to 3,621 at December 31, 2003 from 4,039 at December 31, 2002.

Service Costs decreased by $186,731 or 20.0% to $745,218 in the twelve months ended December 31, 2003, from $931,949 in the twelve months ended December 31, 2002. Certain reductions have contributed to improving the Company's overall cost base and its gross margin percentage. These reductions were primarily due to lower costs to deliver cross border and international services primarily for LD customers, cost reductions from regulatory decisions and lower personnel and related costs from workforce reductions. Service Costs were further reduced as a result of lower revenue volumes as noted above and the impact of the sale of Contour Telecom.

Gross margin as a percentage of revenue increased to 42.7% in the twelve months ended December 31, 2003 from 37.4% reported in the twelve months ended December 31, 2002.

SG&A expenses decreased by $31,159 or 9.4% to $301,845 in the twelve months ended December 31, 2003, from $333,004 in the twelve months ended December 31, 2002. The decrease was attributable to lower salaries and wages as the Company achieved further operating efficiencies through staff reductions and from reduced bad debt expenses. The decreases were partially offset by employee termination costs and costs related to rebranding and new product developments.

Nine months ended December 31, 2003

On April 1, 2003, upon emergence from CCAA protection and the application of comprehensive revaluation of assets and liabilities under fresh start accounting, the Company's public debt and certain other liabilities were exchanged for cash and equity, and its net assets were revalued to their fair value as described in note 1 to the accompanying consolidated financial statements. The primary impacts of the Plan on the results of 2003 were the decreases in foreign exchange and interest expense because of the elimination of the Predecessor's U.S. dollar denominated debt and foreign exchange derivative instruments, and decreased depreciation expense as a result of the lower carrying value of property, plant and equipment.

Provision for income taxes

For the nine months ended December 31, 2003, the Company's provision for income taxes is $48,188. This primarily represents income tax expense calculated at the Company's effective tax rate on its income for the period. Of the total provision for income taxes recorded for the period, $46,715 does not give rise to a cash income tax liability as the Company utilized the Predecessor's tax losses to reduce taxable income of the Company. As described in note 15 to the consolidated financial statements for the nine months ended December 31, 2003, the tax benefit arising on the utilization of the Predecessor's tax assets is recorded as contributed surplus and not as a reduction of the provision for income taxes in the Company's statement of operations. The provision for the nine months ended December 31, 2003 includes $1,386 of Federal Large Corporations Tax ("LCT"). LCT is calculated by reference to the equity, liabilities and assets of the Company.

16        Allstream Inc. 2003 Annual Report

The Company's non-capital loss balance as at December 31, 2003 is $3.073 billion. During the nine months ended December 31, 2003, the Company utilized approximately $140 million of its non-capital losses to reduce taxable income. On implementation of the Plan, an acquisition of control ("AOC") occurred for tax purposes. As a result of the AOC, the Predecessor was required to write-down the tax carrying value of their assets to fair value. The write-down added approximately $1.78 billion to the consolidated tax loss pool. This write-down resulted in a reclassification of property, plant and equipment tax assets that were available prior to April 1, 2003 to the consolidated tax loss pool as at April 1, 2003. The implementation of the Plan and certain related transactions also resulted in a forgiveness of indebtedness that reduced the consolidated tax loss pool by approximately $769 million.

The tax losses available to the Company are described in note 15 to the consolidated financial statements. A substantial portion of these losses expire in 2009, to the extent not used.

Liquidity and capital resources

Liquidity

After payment of the $233 million to holders of the senior notes and other affected creditors of the Predecessor pursuant to the Plan, the Company emerged from CCAA on April 1, 2003 with no public debt and cash on hand of $176.6 million.

At December 31, 2003, the Company had cash on hand of $345.7 million. For the nine months ended December 31, 2003, the Company generated cash from operations of $224.9 million, primarily attributable to operating profitability and from improved working capital from a return to normal credit terms with the Company's trade creditors since emerging from CCAA. With the elimination of its U.S. dollar denominated public debt, the Company no longer requires financial derivatives to hedge foreign currency exposures, and consequently the Company is exposed primarily to foreign exchange gains or losses on its working capital, primarily for its international carrier payables denominated in U.S. dollars and receivables denominated in U.S. dollars. Furthermore, the Company has no off-balance sheet financing arrangements other than its supply contracts and operating lease commitments which are described in the contractual obligations table below.

Free cash flow

For the nine months ended December 31, 2003, the Company had Free Cash Flow of $140.9 million, which has improved from negative $267.3 million for the twelve months ended December 31, 2002 of the Predecessor. This improvement reflects increased cash flow generated from operations, and the elimination of interest expense on the Predecessor's public debt.

Cash expenditures on property, plant and equipment during the nine months ended December 31, 2003 totalled $60.9 million, representing 6.4% of revenues.

On December 9, 2003, the Company's Board of Directors declared a special dividend of $3.50 Canadian per share on the issued and outstanding Class A Voting Shares and Class B Limited Voting Shares. The special dividend was paid on January 6, 2004 to holders of record at the close of business on December 19, 2003 in the amount of $69.4 million.

The Company believes its current liquidity position and its positive free cash flow provide it with the financial flexibility to meet current operating requirements and to respond to opportunities as they arise. The Company plans to generate sufficient cash from operations to pay for capital expenditures (expected to approximate 10% of revenue in 2004), contractual obligations and other commitments described below.

Allstream Inc. 2003 Annual Report        17

Cash requirements

Contractual obligations

The table below provides a summary of the Company's contractual obligations as at December 31, 2003 and the payments required for the full years ended thereafter.

(In millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Lease Obligations	$30.1	$6.0	$3.7	$3.7	$16.7
Capital Purchase Commitments	10.5	8.0	2.3	0.2	—
Supply Contract and Operating Leases	658.3	145.8	167.6	112.0	232.9
Pension Obligation	113.6	31.5	62.2	19.9	—
Other Long Term Obligations	22.4	1.0	12.3	5.1	4.0

Total Contractual Obligations	$834.9	$192.3	$248.1	$140.9	$253.6

The interest to be paid in connection with the capital lease obligations amounts to approximately $9.3 million.

Capital purchase commitments represent obligations under computer hardware supply contracts.

Supply contracts consist primarily of contractual obligations under network and software maintenance agreements and operating leases consist primarily of property leases and obligations under right of way agreements.

At December 31, 2003, the pension obligation represented an unfunded deficit in the Company's defined benefit pension plans of $101.9 million, as determined by an independent actuary on January 1, 2004, plus $11.7 million of estimated interest to be paid on the deficit. This deficit is being funded over the remaining 4-year period in accordance with Canadian federal legislation governing such matters. In 2004, it is estimated that the Company will pay $31.5 million for this pension obligation.

Other long-term obligations included in the table above reflect payments related to the cost of exiting certain office and equipment leases, cash outlays to be made under the management incentive plan and director compensation plan and certain other obligations under a long-term revenue contract.

Other cash requirements

In the fourth quarter, the Company entered into a venture to build a Multipoint Communications System ("MCS") network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology (see "Risks and uncertainties" reference (i)). The Company will own one-third of the new venture, which operates as an independent entity. Investments in this new venture will occur in phases, and the Company has committed cash resources in the initial phase. During the initial phase, which will allow the parties to validate technological and commercial acceptance and to develop the detailed business plan, the Company will contribute $5 million in cash or services. In a later phase, planned for mid-2004, if the Venture partners decide to proceed with full-scale deployment, the Company may be required to contribute up to $10 million in cash and $30 million in services.

The Company has cash segregated as collateral against outstanding letters of credit of the same amount. The cash remains restricted until the letters of credit are cancelled or expired. As of December 31, 2003 the Company had outstanding letters of credit of $1.6 million. Restricted cash also includes an amount held in trust for $14 million for further protection for the directors and officers of the Predecessor with respect to their potential personal liability for certain statutory liabilities. The restrictions will terminate upon the earlier of (i) December 31, 2008 and (ii) three years from the date of the last claim being conclusively resolved.

18        Allstream Inc. 2003 Annual Report

Outlook

The Company expects to achieve quarterly revenue growth in the second half of 2004, facilitated primarily by new products launched in 2003 and those that will be launched in 2004. From a margin and expense standpoint, while the costs of the Company's brand transition are essentially complete, the Company's product development and new service launch costs will increase in 2004 in support of new revenue generating initiatives. In addition, in the first quarter of 2004, the Company will begin to measure and expense all equity instruments awarded to employees, including stock options issued to employees, as required by the standard set by the Canadian Institute of Chartered Accountants ("CICA"). As a result of the above, EBITDA for 2004 is expected to be relatively stable compared to 2003, and the Company expects to continue to generate strong free cash flow. In addition, the Company expects capital expenditures will be approximately 10% of revenue in 2004.

Risks and uncertainties

(a)
Change in AT&T Corp. relationship

  During the remaining term of its commercial agreements with AT&T Corp. (which expire on December 31, 2005, which date may be amended) and its wholly owned subsidiary, AT&T Enterprises Canada Company, the Company will make use of certain AT&T Corp. technologies and capabilities on a transitional basis.

  The Company signed a master services agreement with AT&T Corp. on July 22, 2003 to allow for the continued use of AT&T Corp. technology and capabilities. The Company and AT&T Corp. have agreed on a framework and a detailed transition plan to deal with ongoing cooperation and a process to transition network support provided by AT&T Corp. for the Company's toll-free, calling card and customer care platforms by no later than December 31, 2005. The transitional network support arrangement may be extended by mutual agreement; may be accelerated under certain conditions; or accelerated in the event of an acquisition of 20% or more of the Company's equity by a strategic competitor or in certain other circumstances. Absent an agreement to the contrary with AT&T Corp., the Company will be required to stop using AT&T Corp. technology and capabilities by December 31, 2005. The Company is in the process of creating and/or obtaining alternative products or services to replace the AT&T Corp. products and services based on the AT&T Corp. technology and capabilities. Once these alternative products and services are in place, a program will be created to migrate the Company's customers to the new products and services. The cooperation of certain customers will be required in order to complete a seamless transition. The Company is currently negotiating with AT&T Corp. to extend the continued use of certain AT&T Corp. technology and capabilities for several years. It is anticipated that these discussions will be concluded by May 15, 2004, subject to a further extension. While the Company is confident that it will meet the requirements of the AT&T Corp. agreements, no assurances can be given that it can effect a seamless migration of existing customers to the new products and services.

  AT&T Corp. has the ability to serve Canadian customers directly, including competing with the Company. There can be no assurance that the Company will not incur a significant loss of revenue from business ongoing with or influenced by AT&T Corp. as a result of the new commercial arrangements.

(b)
Brand transition

  The Company launched its new brand name, "Allstream," on June 18, 2003. The Company has implemented its brand implementation plan in accordance with the commercial agreements with AT&T Corp. and as required by those agreements has ceased, except with the consent of AT&T Corp., all use of the AT&T Canada brand as of December 31, 2003, with the exception of the use of the AT&T Canada brand for its calling card and Internet domain names, which must end no later than June 30, 2004.

Allstream Inc. 2003 Annual Report        19

(c)
Competition

  The Company faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, competitive local exchange carriers, internet service providers, Centrex resellers and other current and planned telecommunications providers. The Company's ability to compete effectively in the Canadian telecommunications industry may be adversely affected by continuing consolidation and expansion amongst its competitors.

  In each of the business areas currently served by the Company, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of the Company. There can be no assurance that the Company will be successful in its attempt to offer services in competition with the services offered by the ILECs.

(d)
Market and economic conditions

  The Company's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for the Company's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, the Company's financial performance will be affected by the general economic conditions as demand for services tends to decline when economic growth and retail and commercial activity decline. Recently, the slowdown in global economic activity in Canada and the United States has made the overall global and Canadian economic environment more uncertain and could, depending on the duration and extent of such slowdown and on the pace of an eventual economic recovery, have an important adverse impact on the demand for products and services and on the financial performance of the Company.

(e)
Governmental regulation and potential for change in regulatory environment

  The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the Telecommunications Act (Canada) (the "Telecommunications Act") and, to a lesser extent, the Radiocommunication Act (Canada) (the "Radiocommunication Act"), pursuant to the provisions of Industry Canada. Since the enactment of the Telecommunications Act, the Government of Canada has indicated that the CRTC should continue its 'pro-competitive momentum' by addressing in a timely way, barriers to competitor access to the ILEC networks.

  There can be no assurance that regulatory rulings of the CRTC within that policy framework will not have material adverse effects on competition, whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.

(f)
Restrictions on foreign ownership and control

  Pursuant to federal legislation, a "Canadian carrier" must be Canadian owned and controlled. The eligibility of Allstream Corp. to continue to operate as a Canadian carrier could be jeopardized if the Company and Allstream Corp., or any of their subsidiaries fail to comply with the requirements relating to ownership and control. Any issuances of equity securities of the Company to non-Canadians must be in the form of Class B Limited Voting Shares or, if Class A Voting Shares, such Class A Voting Shares must also be issued to Canadian residents in such amounts as are necessary to allow the Company to continue to meet the ownership restrictions. These ownership restrictions may limit the Company's ability to raise equity capital from non-Canadians.

  Further to foreign ownership and control restrictions, Parliament's Industry Committee reported back to the Government and recommended removal of existing restrictions. The Government responded by agreeing with the appropriateness of that recommendation and committed itself to developing options for implementation that reconcile with recommendations of the Heritage Committee concerning the broadcasting industry, by the spring of 2004.

20        Allstream Inc. 2003 Annual Report

(g)
Cash flow and liquidity

  As at December 31, 2003, the Company had cash on hand of $345.7 million and had generated cash from operations of $224.9 million for the nine months ended December 31, 2003. If business conditions change and the Company is not able to achieve its planned levels of revenues and cash flows, there can be no assurance that the Company will be able to obtain sufficient funds on terms acceptable to it to provide adequate liquidity to finance the operating and capital expenditures. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require the Company to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the Company. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the Company.

(h)
Rapid technological changes

  The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although the Company has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the Company's technologies will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make additional capital investments to upgrade or replace its technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse affect on the Company's business, financial condition, results of operations and prospects.

(i)
Allstream/Inukshuk Inc./NR Communications, LLC venture

  In the fourth quarter, Allstream entered into a venture with Inukshuk Internet Inc., a wholly owned subsidiary of Microcell Solutions Inc. ("Inukshuk") and NR Communications, LLC ("NR"). The new venture will build a MCS network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each party owns one-third of the new company, which operates as an independent entity.

  During the first phase, which will allow the parties to validate technological and commercial acceptance and to develop the detailed business plan, the Company's commitment to the venture is $5 million in cash. The Company may invest an additional $10 million in cash and $30 million in services upon completion of the initial phase.

  Inukshuk's contribution to the venture will be the transfer of the use of its 60 MHz MCS licensed spectrum, conditional upon Industry Canada's approval. There can be no assurance that Industry Canada will approve the transfer of Inukshuk's 60 MHz of spectrum.

  Rogers Wireless Communications Inc. and Telus Corp. have each filed complaints with Industry Canada requesting that Industry Canada deny approval of the proposed transactions and demand the return of Inukshuk's MCS spectrum licences. The complaint alleges that a transfer of the licence from Inukshuk to the venture entity is a trade in licences or spectrum which is prohibited under Industry Canada's policy guidelines. It is not known how Industry Canada will respond to those complaints.

  Unique Broadband Systems Inc. ("UBS") has made a claim that it has a right of first refusal over the 60 MHz of MCS spectrum to be transferred to the venture entity. While Inukshuk denies any such agreement with UBS, it is unknown how UBS will proceed, if at all, with such claim.

  Allstream has one-third ownership in the venture entity. Pursuant to a Shareholder Agreement between the three shareholders, a number of material issues required unanimous shareholder approval and are beyond the control of Allstream. There can be no assurance that the shareholders will agree upon the future of the venture entity.

Allstream Inc. 2003 Annual Report        21

Critical accounting policies and estimates

Use of estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the Audit Committee of the Company's Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant accounting estimates and assumptions used in the preparation of the consolidated financial statements.

Fair value of assets and liabilities upon application of fresh start accounting

The significant judgement and estimates which input into the determination of the fair value of its assets and liabilities are estimates of future cash flows of the Company's business, discount rate based upon an estimate of the Company's incremental cost of borrowing, terminal values based upon industry comparables and estimated market rates based on third party quotes and stated rates for obligations such as operating leases, rights-of-way supply contracts and customer contracts. These estimates form the basis of the opening balance sheet of the Company as at April 1, 2003 and are not expected to be revised. While other methods of estimation might have been used, the total enterprise value of the Company was estimated with the assistance of independent financial advisors and approved by the court and the Affected Creditors of the Predecessor. Such enterprise value established the value of the net assets of the Company as at April 1, 2003.

Valuation of accounts receivable

In evaluating the collectibility of trade receivables, a number of factors are assessed including the specific customer's ability to meet its financial obligations to the Company, as well as general factors, such as the length of time the receivables are past due, historical collection experience and the general economic environment. Based on these assessments, the Company records both specific and general allowances for bad debt to reduce the related receivable to the amount the Company ultimately expects to collect from its customers. If circumstances related to specific customers change or economic conditions worsen such that the Company's past collection experience is no longer relevant, the Company's estimate of the recoverability of our trade receivables could be further reduced from the levels provided in the consolidated financial statements.

22        Allstream Inc. 2003 Annual Report

Pension and other post-retirement benefits

The Company provides a number of retirement benefits, including defined benefit and defined contribution plans, providing pension, other retirement and post-employment benefits to most of its employees.

The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.

A valuation is performed at least every three years to determine the actuarial present value of the accrued pension and other retirement benefit liabilities. The valuation uses management's best estimates assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend, mortality rate and expected average remaining years of service of employees. The Company updates its assumptions with its actuary on an annual basis, or more frequently if events during the year indicate a change may be required.

While the Company believes that these assumptions are appropriate, differences in actual results or changes in assumptions, could affect employee benefit obligations and future pension expense.

Recoverability of property, plant and equipment

Due to the capital-intensive nature of the telecommunications industry, the Company has made significant investments in capital assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a write-down is recognized for the difference between the carrying value of the asset and its fair value.

The Company revalued its capital assets to fair value at April 1, 2003 as required by the principles of fresh start accounting. Since April 1, 2003, there have not been any events or circumstances, which in management's judgement require any reassessment of the recoverability of its capital assets.

Asset retirement obligations

Under U.S. GAAP, the fair value of asset retirement obligations is required to be recorded as a liability in the period in which the Company incurs a legal obligation associated with the retirement of tangible long-lived assets. In determining the fair value of an asset retirement obligation, key estimates include the likelihood that the retirement of the assets will be required, the timing and amount of retirement costs and the discount factor applied to arrive at fair value. The estimates of likelihood and the timing and amount of costs are subject to change and the Company will update its assumptions annually or more frequently if events during the year indicate a change may be required.

Valuation of stock option grants

The fair value of stock option grants is based on certain estimates applied to the Black-Scholes option-pricing model, including the expected life of the options, the volatility of the underlying stock, the risk free interest rate and expected dividends. Changes in these estimates could significantly impact the valuation of the options. As the Company's own share price history is insufficient to determine the expected volatility of its stock over the same period as the expected life of the options, the Company considers the volatility of comparable companies over the same approximate period.

Allstream Inc. 2003 Annual Report        23

Tax asset valuation

The Company has deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, all of which will reduce taxable income in the future. The Company assesses the realization of these deferred tax assets periodically to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, the Company determines whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors considered include:

•
future earnings potential determined through the use of internal forecasts;

•
cumulative losses in recent years;

•
history of loss carryforwards and other tax assets expiring;

•
the carryforward period associated with the deferred tax assets; and

•
the nature of the income that can be used to realize the deferred tax assets.

The future profitability and taxable income of the Company and its ability to utilize the Predecessor's loss carryforwards may change the valuation allowance.

Carrier charges

Due to the timing of billings from carriers, it is often necessary to accrue for the cost of telco services received at period end. The Company estimates the required accrued liability based upon estimates of its service usage and contractual terms that underlie the eventual billing and upon historical billings. In addition, in the normal course of business there are discrepancies with other carriers over the charges being billed. The Company reviews these discrepancies on a monthly basis and determines the amount of the provision required, if any.

New accounting standards and recent pronouncements

Hedging relationships

In December 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ("AcG-13"). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on January 1, 2004 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this standard is not expected to have an impact on the consolidated financial statements.

Asset retirement obligations

Effective January 1, 2004, the Company will adopt retroactively with restatement, HB 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Retirement includes the sale, abandonment, recycling or other disposal of an asset but not its temporary idling. The obligations are measured initially at fair value (using the present value of future cash flows discounted at a credit-adjusted risk-free rate of interest) in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, a corresponding asset retirement cost is added to the carrying amount of the related asset. Following the initial recognition of an asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for revisions to the amount or timing of the underlying cash flows needed to settle the obligation. The cost is amortized into income subsequently on the same basis as the related asset. The new standards are consistent with U.S. GAAP requirements under Statement of Financial Accounting Standards ("SFAS") No. 143, except that SFAS No. 143 is effective for U.S. GAAP as of January 1, 2003 (note 21).

24        Allstream Inc. 2003 Annual Report

Variable interest entities

In June 2003, the CICA issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities ("VIEs"). VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline is effective on a prospective basis for the Company's 2005 fiscal year. The Company is currently assessing the impact of adoption of AcG-15.

Generally accepted accounting principles

In July 2003, the CICA issued HB 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2004 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

Stock-based compensation

HB 3870 Stock-based Compensation and Other Stock-based Payments, permits the Company to treat employee stock options as capital transactions (the settlement method) until January 1, 2004. Effective on this date, the standard requires that all stock-based compensation payments to both employees and non-employees be accounted for using the fair value method. The Company will apply the new standard retroactively without restatement of prior periods. Consequently, opening deficit as at January 1, 2004 will be increased to reflect the expensing of the fair value of $3.1 million for awards granted on or after April 1, 2003.

Since the Company is following the settlement method, HB 3870 requires pro forma disclosure of net income and per share information as if the Company had accounted for these employee stock options under the fair value method. The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options issued during the period for purposes of the pro forma disclosure, which is then allocated to compensation cost on a straight-line basis over the vesting period of the award.

Disclosure of outstanding share data

As of December 31, 2003, there were 937,582 Class A Voting Shares and 18,844,625 Class B Limited Voting Shares issued and outstanding. Class A Voting Shares are convertible, at the option of the holder, at any time, into Class B Limited Voting Shares on a one-for-one basis. Class B Limited Voting Shares are convertible automatically upon the full or partial removal of foreign ownership restrictions within the Telecommunications Act, into Class A Voting Shares on a one-for-one basis to the extent not otherwise restricted by law, provided the conversion right is available on a pro rata basis to all holders of Class B Limited Voting Shares in the case of partial removal. The Class B Limited Voting Shares are also exchangeable for Class A Voting Shares on a one-for-one basis, at the option of the holder, if the holder submits a Canadian residency declaration and in certain other limited circumstances.

At December 31, 2003, there were 572,220 stock options outstanding. Each option is exercisable into one share of Allstream at a price no less than the closing price of the Shares on the day immediately preceding the grant date and generally vest over three years. Upon exercise, the holder of an option who is a Canadian will receive Class A Voting Shares; otherwise, the holder of the option will receive Class B Limited Voting Shares.

Allstream Inc. 2003 Annual Report        25

Quarterly financial information

	2003
(In thousands of dollars, except per share amounts) (unaudited) Quarters ended	March 31	* * *	June 30	September 30	December 31
	(Predecessor)	*	(Successor)	(Successor)	(Successor)
Revenue:
Data	$112,256	*	$105,528	$101,317	$100,600
Local	56,912	*	43,636	53,182	52,249
Internet and IT services	46,179	*	57,475	42,477	41,823
Other	4,111	*	5,376	2,387	2,526

	$219,458	*	$212,015	$199,363	$197,198
Long Distance	133,867	*	124,567	109,908	104,745

Total Revenue	$353,325	*	$336,582	$309,271	$301,943

Service Costs	$216,061	*	$195,663	$169,946	$163,548
Gross Margin	$137,264	*	$140,919	$139,325	$138,395
Gross Margin %	38.8%	*	41.9%	45.0%	45.8%
Selling, General and Administrative Costs ("SG&A")	$70,970	*	$71,817	$73,210	$85,848
Net Income (loss) from operations	$36,491	*	$41,233	$39,747	$29,291
Net Income (Loss)	$229,804	*	$24,382	$24,087	$17,093
Basic earnings (loss) per Share	$2.14	*	$1.23	$1.22	$0.86
Diluted earnings (loss) per Share	$2.14	*	$1.23	$1.21	$0.85
Total Assets	$1,647,183	*	$1,005,466	$1,028,724	$1,067,342
Total Long-term Liabilities	$162,677	*	$173,985	$167,956	$164,375

Supplementary financial information

	2003
(In thousands of dollars, except per share amounts) (unaudited) Quarters ended	March 31	* * *	June 30	September 30	December 31
	(Predecessor)	*	(Successor)	(Successor)	(Successor)
Income (loss) from operations	$36,491	*	$41,233	$39,747	$29,291
Add:
Depreciation and amortization	41,625	*	27,869	26,368	23,256
Workforce reduction costs and provision for restructuring	(11,822)	*	—	—	—

EBITDA	$66,294	*	$69,102	$66,115	$52,547

Net Cash generated by (used in) operating activities	$21,659	*	$94,030	$74,601	$57,845
Add/(Subtract):
Changes in non-cash working capital	(32,452)	*	(21,288)	(3,006)	661
Addition to property, plant and equipment	(33,227)	*	(15,794)	(22,483)	(21,384)

Free cash flow	$(44,020)	*	$56,948	$49,112	$37,122

Net income for the three months ended March 31, 2003 of the Predecessor was $229,804 and is primarily the result of foreign exchange gains of $324,076 partially offset by interest expense of $104,566 on the Company's U.S. denominated public debt.

26        Allstream Inc. 2003 Annual Report

Quarterly financial information

	2002
(In thousands of dollars, except per share amounts) (unaudited) Quarters ended
	March 31	June 30	September 30	December 31
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Revenue:
Data	$115,568	$119,459	$110,229	$112,706
Local	59,669	59,708	58,242	57,477
Internet and IT services	48,980	50,210	47,509	48,900
Other	5,313	8,508	7,620	5,252

	$229,530	$237,885	$223,600	$224,335
Long Distance	154,300	146,972	136,261	135,262

Total Revenue	$383,830	$384,857	$359,861	$359,597

Service Costs	$255,169	$251,056	$223,003	$202,721
Gross Margin	$128,661	$133,801	$136,858	$156,876
Gross Margin %	33.5%	34.8%	38.0%	43.6%
Selling, General and Administrative Costs ("SG&A")	$90,636	$83,318	$82,578	$76,471
Net Income (loss) from operations	$(53,001)	$(1,314,346)	$7,605	$19,527
Net Loss	$(157,619)	$(1,353,431)	$(256,839)	$(63,769)
Basic loss per common share	$(1.57)	$(13.45)	$(2.54)	$(0.60)
Diluted loss per common share	$(1.57)	$(13.45)	$(2.54)	$(0.60)
Total Assets	$1,672,045	$1,735,068	$1,672,045	$1,687,700
Total Long-term Liabilities	$4,589,065	$4,707,298	$194,441	$170,765

Supplementary financial information

	2002
(In thousands of dollars, except per share amounts) (unaudited) Quarters ended
	March 31	June 30	September 30	December 31
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Income (loss) from operations	$(53,001)	$(1,314,346)	$7,605	$19,527
Add:
Depreciation and amortization	91,026	91,074	46,675	44,367
Write-down of property, plant and equipment and goodwill	—	1,203,196	—	—
Workforce reduction costs and provision for restructuring	—	70,558	—	16,511

EBITDA	$38,025	$50,482	$54,280	$80,405

Net Cash generated by (used in) operating activities	$(182,782)	$6,434	$(26,644)	$19,676
Add/(Subtract):
Changes in non-cash working capital	156,783	(30,721)	9,497	(42,509)
Addition to property, plant and equipment	(54,843)	(19,265)	(10,844)	(22,422)

Free cash flow	$(80,842)	$(43,552)	$(27,991)	$(45,255)

Allstream Inc. 2003 Annual Report        27

report of management

The accompanying consolidated financial statements are the responsibility of management. They have been prepared by management in accordance with generally accepted accounting principles, using management's best judgments and estimates, where appropriate. Management is responsible for the integrity, objectivity and reliability of the consolidated financial statements including the notes thereto, and other financial information contained in this report. Financial information used elsewhere in the annual report is consistent with that in the consolidated financial statements.

Management is also responsible for maintaining a system of internal control designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information. Management believes that the system of internal controls provides reasonable assurance that the financial records are adequate and can be relied upon for the preparation of financial statements in conformity with generally accepted accounting principles and that access to assets occurs only in accordance with management's authorizations.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board exercises these responsibilities through its Audit Committee whose members are all independent of management and are not involved in the daily activities of the Company. The Audit Committee meets at least quarterly with management and its internal and external auditors, to satisfy itself that management's responsibilities are properly discharged and to review and report to the Board with respect to auditing, internal controls, and the consolidated financial statements. The internal and external auditors have free and independent access to the Audit Committee.

The consolidated financial statements have been reviewed and approved by the Board and have been audited by KPMG LLP, whose report is presented herein.

/s/ JOHN T. MCLENNAN John T. McLennan Vice Chairman and Chief Executive Officer	/s/ JOHN A. MACDONALD John A. MacDonald President and Chief Operating Officer	/s/ DAVID A. LAZZARATO David A. Lazzarato Executive Vice President and Chief Financial Officer

28        Allstream Inc. 2003 Annual Report

auditors' report to the shareholders

We have audited the consolidated balance sheet of Allstream Inc. (formerly AT&T Canada Inc.) as at December 31, 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the period from April 1, 2003 to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP Chartered Accountants Toronto, Canada January 30, 2004

Allstream Inc. 2003 Annual Report        29

consolidated balance sheet

(In thousands of Canadian dollars)
December 31, 2003

Assets
Current assets:
Cash and cash equivalents (note 4)	$345,734
Accounts receivable	120,598
Other current assets	28,401

494,733
Property, plant and equipment (note 5)	543,354
Long-term investments (note 6)	5,709
Other assets (note 7)	20,546

$1,064,342

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable (note 8)	$39,519
Accrued liabilities (note 8)	163,845
Dividends payable (note 12(b))	69,385
Income taxes payable	104
Current portion of capital lease obligations (note 9)	5,222

278,075
Long-term portion of capital lease obligations (note 9)	15,618
Other long-term liabilities (note 10)	50,991
Accrued pension liability (note 11)	95,766
Shareholders' equity:
Share capital:
Class A Voting Shares and Class B Limited Voting Shares (note 12)	581,000
Contributed surplus (note 15)	46,715
Deficit	(3,823)

623,892

$1,064,342

Basis of presentation (note 1)
Reconciliation to accounting principles generally accepted in United States (note 21)
Commitments and contingencies (note 22)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ PURDY CRAWFORD Purdy Crawford Director	/s/ JANE MOWAT Jane Mowat Director

30        Allstream Inc. 2003 Annual Report

consolidated statement of operations

(In thousands of Canadian dollars, except per share amounts)
Period from April 1, 2003 to December 31, 2003

Revenue	$947,796
Expenses:
Service costs	529,157
Selling, general and administration	230,875
Depreciation	77,493

837,525

Income from operations	110,271
Other income (expense):
Interest income	6,705
Interest expense	(3,656)
Other (note 3)	430

3,479

Income before income taxes	113,750
Income taxes (note 15)	48,188

Net income	$65,562

Earnings per share:
Basic	$3.31
Diluted	3.29

Weighted average number of shares outstanding (in thousands) (note 14):
Basic	19,782
Diluted	19,951

See accompanying notes to consolidated financial statements.

Allstream Inc. 2003 Annual Report        31

consolidated statement of shareholders' equity

(In thousands of Canadian dollars)
Period from April 1, 2003 to December 31, 2003

	Common shares outstanding
	Number (000's)
					Accumulated deficit	Contributed surplus
	Class A	Class B	Total	Amount			Total
Balance, beginning of period (note 12):
Issuance of Class A
Voting Shares and
Class B Limited
Voting Shares	1,043	18,715	19,758	$581,000	$—	$—	$581,000
Class B Limited Voting
Shares released from escrow account upon settlement of disputed claims (note 12(c))	—	24	24	—	—	—	—

	1,043	18,739	19,782	581,000	—	—	581,000
Class A Voting Shares converted to Class B Limited Voting Shares	(345)	345	—	—	—	—	—
Class B Limited Voting
Shares converted to
Class A Voting Shares	240	(240)	—	—	—	—	—
Net income	—	—	—	—	65,562	—	65,562
Dividends declared (note 12(b))	—	—	—	—	(69,385)	—	(69,385)
Recognition of benefit of tax loss carryforwards (note 15)	—	—	—	—	—	46,715	46,715

Balance, end of period	938	18,844	19,782	$581,000	$(3,823)	$46,715	$623,892

See accompanying notes to consolidated financial statements.

32        Allstream Inc. 2003 Annual Report

consolidated statement of cash flows

(In thousands of Canadian dollars)
Period from April 1, 2003 to December 31, 2003

Cash provided by (used in):
Operating activities:
Net income	$65,562
Adjustments required to reconcile net income to cash flows from operating activities:
Depreciation	77,493
Accretion of interest and amortization of fair value decrements	369
Stock-based compensation expense (note 13)	4,413
Benefit of tax loss carryforwards (note 15)	46,715
Pension charge	8,169
Gain on sale of investments	(430)
Other	(481)

201,810
Change in non-cash working capital (note 19)	23,131

Net cash provided by operating activities	224,941
Financing activities:
Payment of capital lease obligations	(1,150)
Decrease in other long-term liabilities	(55)

Net cash used in financing activities	(1,205)
Investing activities:
Proceeds from dispositions of investments (note 3)	8,037
Additions to property, plant and equipment	(60,911)
Proceeds from sale of assets	2,550
Long-term investment (note 6)	(100)
Additions to other assets	(4,525)

Net cash used in investing activities	(54,949)
Effect of exchange rate changes on cash	365

Increase in cash and cash equivalents	169,152
Cash and cash equivalents, beginning of period	176,582

Cash and cash equivalents, end of period	$345,734

Supplemental cash flow information (note 20)

See accompanying notes to consolidated financial statements.

Allstream Inc. 2003 Annual Report        33

notes to consolidated financial statements

(Tabular amounts in thousands of Canadian dollars, except per share amounts)
Period from April 1, 2003 to December 31, 2003

Allstream Inc. (the "Company") is a communication solutions provider with a portfolio of Connectivity, Infrastructure Management and IT Services.

1.     Basis of presentation:

  On October 15, 2002, AT&T Canada Inc. (the "Predecessor") and certain of its subsidiaries, namely AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fiber U.S. Inc., MetroNet Fiber Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies"), voluntarily filed an application for creditor protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Court") and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.

  As part of the CCAA proceedings, the Predecessor formulated a consolidated Plan of Arrangement and Reorganization (the "Plan"). The purpose of the Plan was to restructure the balance sheet and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of liabilities of certain creditors of the AT&T Canada Companies (the "Affected Creditors"), to simplify the operating corporate structure of the AT&T Canada Companies and create a new entity New AT&T Canada Inc. (now Allstream Inc.).

  The Affected Creditors approved the Plan and the Predecessor implemented the Plan and emerged from the CCAA on April 1, 2003. Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "CBCA") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of the Predecessor.

  Pursuant to the Plan, there was a substantial realignment in the equity interests and capital structure of the Predecessor. The reorganization and opening balance sheet of the Company as at April 1, 2003 has been accounted for under the provisions of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section ("HB") 1625, Comprehensive Revaluation of Assets and Liabilities ("fresh start accounting").

  In conjunction with the Plan, the Predecessor was required to estimate its post-emergence enterprise value ("Equity Value"). The Equity Value was determined with the assistance of independent financial advisors, utilizing three different valuation methodologies that were based upon the cash flow projections and business plan for the Company as contemplated by the Predecessor. The methodologies incorporated discounted cash flow techniques, a comparison of the Company and its projected performance to market values of comparable companies, and a comparison of the Company and its projected performance to values of past transactions involving comparable entities. The cash flow valuation utilized five-year cash flow projections with a terminal value multiple of projected 2007 projected earnings before interest, taxes, depreciation and amortization ("EBITDA"). The cash flow projections were net present valued using a debt free weighted average cost of capital range of 12.5% to 17.5%. The methodologies employed estimated a range of Equity Value between $531.3 million and $631.3 million. The Affected Creditors and the Court approved the establishment of the Equity Value at $581 million.

  All assets and liabilities were revalued at estimated fair values and the deficit was eliminated by a reduction of shareholders' surplus on reorganization.

  The consolidated financial statements of the Company issued subsequent to the Plan implementation are not comparable with the consolidated financial statements issued by the Predecessor prior to the Plan implementation.

34        Allstream Inc. 2003 Annual Report

  The following table summarizes the adjustments from implementation of the Plan and the adoption of fresh start accounting:

	Adjustments
	Balance prior to Plan implementation, March 31, 2003	The Plan		Fresh start accounting(vii)	Balance after Plan implementation, April 1, 2003
Assets
Current assets:
Cash and cash equivalents	$175,230	$—		$1,352	$176,582
Cash held in escrow	233,022	(233,022	)(i)	—	—

Cash and cash equivalents	408,252	(233,022)		1,352	176,582
Accounts receivable	153,994	—		(3,171)	150,823
Other current assets	28,695	—		78	28,773

	590,941	(233,022)		(1,741)	356,178
Property, plant and equipment	927,072	—		(383,849)	543,223
Intangible assets	6,410	—		(870)	5,540
Deferred pension asset	67,437	—		(67,437)	—
Long-term investments	2,120	—		(1,411)	709
Other assets	53,203	(37,381	)(ii)	(2,129)	13,693

	$1,647,183	$(270,403)		$(457,437)	$919,343

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Liabilities not subject to compromise:
Accounts payable	$31,326	$—		$(2,011)	$29,315
Accrued liabilities	184,388	(29,834	)(iv)	(35,584)	118,970
Income taxes payable	472	—		—	472
Current portion of capital lease obligations	4,255	—		—	4,255
Liabilities subject to compromise	4,528,426	157,895	(iii)
		(4,686,321	)(i)	—	—

	4,748,867	(4,558,260)		(37,595)	153,012
Long-term portion of capital lease obligations	16,602	—		—	16,602
Accrued pension liability	—	—		120,176	120,176
Other long-term liabilities	46,917	—		1,636	48,553
Deferred foreign exchange	99,158	(99,158	)(iv)	—	—
Shareholders' equity (deficiency):
Old common shares	1,393,844	(1,393,844	)(v)	—	—
New Class A Voting and Class B Limited Voting Shares	—	581,000	(i)	—	581,000
Warrants	496	(496	)(v)	—	—
Deficit	(4,658,701)	5,200,355	(vi)	(541,654)	—

	(3,264,361)	4,387,015		(541,654)	581,000

	$1,647,183	$(270,403)		$(457,437)	$919,343

Allstream Inc. 2003 Annual Report        35

  Summary of adjustments:

  Plan adjustments:

  (i)
  In accordance with the provisions of the Plan, each Affected Creditor received a pro rata share of the cash distribution of $233 million and 100% of the equity of Allstream, consisting of Class A Voting Shares and Class B Limited Voting Shares in exchange for the claims of the Affected Creditors.

  (ii)
  Reflects elimination on settlement of the unamortized balance of debt issuance costs related to the Senior Notes.

  (iii)
  Reflects the reversal of accrued interest and the foreign exchange translation impact on the Senior Notes from October 15, 2002 to March 31, 2003. The CCAA proceedings did not allow for principal and interest payments to be made on Senior Notes without Court approval or until the Plan was implemented. Accordingly, while the Predecessor continued to accrue for interest expense on the Senior Notes until March 31, 2003, no interest or penalties accrued on the claims of the Affected Creditors from and after October 15, 2002. The interest accrued by the Predecessor was reversed on the implementation of the Plan on April 1, 2003.

  (iv)
  Reflects elimination on settlement of deferred gains on foreign currency derivative contracts related to the Senior Notes.

  (v)
  Under the Plan, the existing Class A Voting Shares, Class B Non-Voting Shares and Preferred Shares of the Predecessor and all issued and outstanding warrants and options were cancelled without payment or consideration.

  (vi)
  The net effect of adjustments (i) to (v) was an increase to shareholders' equity (deficiency) of $5.2 billion.

  Fresh start adjustments:

  (vii)
  Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Company's surplus was eliminated. The carrying amounts of accounts receivable, accounts payable and accrued liabilities approximated fair value given their short term to maturity after adjustments for changes in estimates relating to resolution of contingencies, including legal claims, customer disputes and supplier contract negotiations. Other long-term liabilities, representing rights-of-way and network access contracts, were fair-valued based upon current market rates for such contracts. The fair value of the pension liability was determined by an independent actuary. The fair value of property, plant and equipment was calculated as the excess of the Equity Value and fair value of the liabilities over the fair value of the remaining assets. The Company hired an independent valuation expert to assist management in determining that the fair value of property, plant and equipment was not lower than the excess calculated above.

2.     Significant accounting policies:

  The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform, in all material respects, with those in the United States, except as outlined in note 21.

  The consolidated financial statements include all assets and liabilities of the Company and its majority-owned subsidiaries. The principal subsidiaries of the Company include Allstream Limited, Allstream Corp. and Allstream Fiber U.S., Inc. All intercompany transactions and balances have been eliminated on consolidation.

  The Company's significant accounting policies are as follows:

  (a)
  Cash and cash equivalents:

    Cash equivalents consist of investments in money market instruments with a maturity at the date of purchase of less than three months. Cash and cash equivalents are recorded at cost, which approximates current market value.

36        Allstream Inc. 2003 Annual Report

  (b)
  Revenue recognition:

    The Company derives its revenue primarily from data, local, Internet and information technology services and long-distance products and services. Products and services are sold either stand-alone or together as a multiple service arrangement or a bundled solution. Components of multiple service arrangements are separately accounted for provided the elements have stand-alone value to the customer and the fair value of any undelivered elements can be objectively and reliably determined. The Company recognizes revenue once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed or determinable and collectability is reasonably assured. Estimated sales rebates are recorded as a reduction of revenue in the period incurred.

    Revenue on long-distance and other usage-based products and services is recognized based upon minutes of traffic carried. Revenue on local, data, internet, IT services and other products and services is recognized as the services are provided in accordance with contract terms, including any customer acceptance provisions. Revenue from technical support and maintenance is recognized over the term of the contract, during which the services are provided.

    The Company has certain indefeasible rights-of-use agreements ("IRUs") pursuant to which the Company leases fibre and infrastructure to other telecommunication service providers. Upfront payments are deferred and recognized over the terms of the agreements, unless the criteria for sales-type leasing accounting are met.

  (c)
  Property, plant and equipment:

    Property, plant and equipment as of April 1, 2003 are recorded under the provisions of fresh start accounting as described in note 1(vii). Property, plant and equipment additions after April 1, 2003 are recorded at cost. Included in telecommunications facilities and equipment are costs incurred in developing new networks or expanding existing networks, such as costs of acquiring rights-of-way and network design. Construction costs related to telecommunications facilities and equipment that are installed on rights-of-way granted by others are capitalized and depreciated over the lives of the rights-of-way. Direct labour costs incurred to develop or construct network assets and internal-use software are capitalized. A portion of indirect labour and overhead costs incurred for the development of network assets is also capitalized. Interest on debt incurred to acquire property, plant and equipment is capitalized on assets under construction for more than three months at the Company's weighted average cost of debt. Telecommunications facilities and equipment are depreciated once the network is put in service.

    Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Telecommunications facilities and equipment	3 - 20 years
Buildings	13 - 40 years
Other property, plant and equipment	4 - 40 years
Equipment under capital leases	3 - 15 years
Application software	1 - 7 years
Leasehold improvements	Term of lease

    Property, plant and equipment associated with the Company's network is subject to technological risks and market changes due to new products and services and changing customer demands. These changes may result in changes to the estimated useful lives of these assets.

Allstream Inc. 2003 Annual Report        37

  (d)
  Impairment of long-lived assets:

    The carrying amount of long-lived assets to be held and used is reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value.

  (e)
  Foreign currency translation:

    Foreign currency-denominated monetary items are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Foreign currency-denominated non-monetary items are translated at the historical exchange rates. Transactions included in operations are translated at the average exchange rates for the period. Translation gains or losses are reflected in the consolidated statement of operations in the period in which they occur.

  (f)
  Long-term investments:

    The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

  (g)
  Employee benefit plans:

  (i)
  Retirement benefits:

      The Company recognizes the costs of retirement benefits and post-employment benefits over the period in which employees render services in return for the benefits. The costs of defined benefit pensions and other retirement benefits earned by employees are actuarially determined using the projected benefit method prorated on credited service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, those assets are valued using a market-related value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment, except for amendments to the post-retirement medical and dental benefits programs. The average remaining life expectancy of former employees is used for the post-retirement medical and dental benefits programs as no new members are allowed to join these plans. The excess of the cumulative unrecognized net gains (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees, except for the post-retirement medical and dental benefits programs where the average remaining life expectancy of former employees is used in the determination of the amortization period.

      When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

38        Allstream Inc. 2003 Annual Report

    (ii)
    Stock-based compensation:

      The Company accounts for stock-based compensation in accordance with HB 3870, Stock-based Compensation and Other Stock-based Payments, which requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, awards that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.

      HB 3870 permits the Company to treat employee stock options as capital transactions (the settlement method) until January 1, 2004. Effective on this date, the standard requires that all stock-based compensation payments to both employees and non-employees be accounted for using the fair value method. The Company will apply the new standard retroactively without restatement of prior periods. Consequently, opening deficit as at January 1, 2004 will be increased to reflect the expensing of the fair value of $3.1 million for awards granted on or after April 1, 2003.

      Since the Company is following the settlement method, HB 3870 requires pro forma disclosure of net income and per share information as if the Company had accounted for these employee stock options under the fair value method. The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options issued during the period for purposes of the pro forma disclosure, which is then allocated to compensation cost on a straight-line basis over the vesting period of the award. The weighted average fair value of stock options granted during the period was $24.67, measured using the following weighted average assumptions:

Risk-free interest rate (%)	3.43
Expected volatility (%)	90.35
Expected life (in years)	4
Expected dividends	—

      The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company currently estimates its volatility based on the historical share price volatility of comparable companies over the same period as the expected life of the option, as the Company does not have sufficient trading history itself. Changes in assumptions can materially affect estimates of fair values.

Allstream Inc. 2003 Annual Report        39

      The pro forma impact on net income and earnings per share if the Company had accounted for employee stock options under the fair value method is as follows for the period:

Net income (as reported)	$65,562
Stock-based compensation expense	(3,128)

Net income (pro forma)	$62,434

Pro forma weighted average number of common shares outstanding (in thousands):
Basic	19,782
Diluted	19,782

Earnings per share:
As reported:
Basic	$3.31
Diluted	3.29
Pro forma:
Basic	3.16
Diluted	3.16

      Stock-based awards that are settled in cash or may be settled in cash at the option of employees or directors are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, and is recorded into operating income over the vesting period of the award. Changes in the Company's payment obligation subsequent to vesting of the award and prior to the settlement date are recorded in operating income in the period incurred. The payment amount is established for Share Appreciation Rights ("SARs") on the date of exercise of the award by the employee; for Restricted Share Units ("RSUs"), the vesting date of the award; and for Deferred Share Units ("DSUs"), the later of the date of termination of employment or directorship.

      The Company's contribution to the Employee Share Ownership Plan ("ESOP") is recorded as compensation expense in the period the obligation to contribute is incurred.

  (h)
  Income taxes:

    The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount where realization is more likely than not. Future income tax assets and liabilities are measured using enacted or substantively enacted tax laws and rates in effect for the period in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and rates is recognized as part of the provision for income taxes in the period that includes the enactment date (or the period in which the changes in rates are substantively enacted).

40        Allstream Inc. 2003 Annual Report

  (i)
  Earnings per common share:

    The Company uses the treasury stock method of calculating diluted earnings per share. The treasury stock method includes only those unexercised options where the average market price of the common shares during the period exceeds the exercise price of the options. In addition, this method assumes that the proceeds would be used to purchase common shares at the average market price during the period.

  (j)
  Use of estimates:

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in, but not limited to, determining the recoverability of long-lived assets, the estimated useful lives of property, plant and equipment, the valuation of accounts receivable, the measurement of income tax valuation allowances, pension and other post-retirement benefits, capitalized labour and overhead, stock-based compensation expense, the accruals for the cost of carrier services and the recording of lease exit costs. Actual results could differ from those estimates.

  (k)
  Recent pronouncements:
  (i)
  Effective January 1, 2004, the Company will adopt retroactively with restatement, HB 3110, Asset Retirement Obligations. The Section establishes standards for the recognition, measurement and disclosure of liabilities for statutory, contractual or legal obligations, when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Retirement includes the sale, abandonment, recycling or other disposal of an asset but not its temporary idling. The obligations are measured initially at fair value (using the present value of future cash flows discounted at a credit-adjusted risk-free rate of interest) in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, a corresponding asset retirement cost is added to the carrying amount of the related asset. Following the initial recognition of an asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for revisions to the amount or timing of the underlying cash flows needed to settle the obligation. The cost is amortized into income subsequently on the same basis as the related asset. The new standards are consistent with U.S. GAAP requirements under Statement of Financial Accounting Standards ("SFAS") No. 143, except that SFAS No. 143 is effective for U.S. GAAP as of January 1, 2003 (note 21).

  (ii)
  In December 2001, the CICA issued Accounting Guideline 13, Hedging Relationships ("AcG-13"). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's fiscal year commencing on January 1, 2004 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The adoption of this standard is not expected to have an impact on the consolidated financial statements.

  (iii)
  In June 2003, the CICA issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities "VIEs." VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The guideline is effective on a prospective basis for the Company's 2005 fiscal year. The Company is currently assessing the impact of adoption of AcG-15.

Allstream Inc. 2003 Annual Report        41

    (iv)
    In July 2003, the CICA issued HB 1100, Generally Accepted Accounting Principles ("GAAP"). This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2004 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

3.     Dispositions:

  On July 2, 2003, the Company completed the previously announced sale of its subsidiaries, Contour Telecom Inc. and Argos Telecom Inc., to YAK Communications (Canada) Inc. for approximately $8.0 million in cash.

  The disposition generated a gain on the sale of $0.4 million which was calculated as follows:

Proceeds from disposition	$8,037
Less:
Intangible assets	5,540
Net assets, other than intangibles	1,700
Disposition costs	367

7,607

Gain on sale	$430

4.     Cash and cash equivalents:

Cash on deposit:
Canadian dollar	$13,080
U.S. dollar	609
Short-term investments, at rates of interest varying between 0.87% and 2.84%:
Canadian dollar	328,640
U.S. dollar	3,405

$345,734

5.     Property, plant and equipment:

	Cost	Accumulated depreciation	Net book value
Telecommunications facilities and equipment	$433,413	$36,762	$396,651
Land	1,754	—	1,754
Buildings	34,989	1,756	33,233
Other property, plant and equipment	84,386	18,207	66,179
Equipment under capital leases	5,499	944	4,555
Application software	55,319	18,963	36,356
Leasehold improvements	5,487	861	4,626

	$620,847	$77,493	$543,354

  As of December 31, 2003, property, plant and equipment includes $15.5 million of property, plant and equipment under construction that is not in service and, accordingly, is not being depreciated.

42        Allstream Inc. 2003 Annual Report

6.     Long-term investments:

Fixed Wireless Venture (a)	$5,000
Other investments	709

$5,709

  (a)
  The Company has entered into a venture with Inukshuk Internet Inc., a wholly owned subsidiary of Microcell Telecommunications Inc., and NR Communications, LLC to build a Multipoint Communications System network to offer high speed internet, IP-based voice and local networking services. The companies have signed a Unanimous Shareholders' Agreement ("Shareholders' Agreement") in which the companies agree to fund start-up activities to June 30, 2004. As part of the Shareholders' Agreement, the Company is obligated to contribute $5.0 million in cash and contributed services to fund start-up activities. As of December 31, 2003, the Company has contributed $100,000 of its obligation to the venture.

    If all parties are in agreement to proceed on June 30, 2004, the parties will contribute a combination of cash, assets and services to the venture, representing a total value of $135 million. The Company's portion will be $45 million in aggregate, comprised of cash and contributed services.

7.     Other assets:

Restricted cash	$15,588
Other	4,958

$20,546

  The restricted cash is held in trust and $14.0 million is held as further protection for the directors and officers of the Predecessor with respect to their potential personal liability for certain statutory liabilities. The restrictions will terminate upon the earlier of (i) December 31, 2008 and (ii) three years from the date of the last claim being conclusively resolved. The remaining $1.6 million represents cash segregated as collateral against outstanding letters of credit of the same amount. The cash remains restricted until the letters of credit are cancelled or expired.

8.     Accounts payable and accrued liabilities:

Accrued liabilities and trade payables	$104,324
Carrier costs	53,998
Commodity and other taxes	14,645
Personnel costs	10,772
Accrued pension contributions (note 11(b))	10,729
Provision for restructuring (note 16)	4,048
Other	4,848

$203,364

Allstream Inc. 2003 Annual Report        43

9.     Capital lease obligations:

  The following is a schedule, by year, of the future minimum lease payments for capital leases, together with the balance of the obligation, as at December 31, 2003:

2004	$6,018
2005	1,879
2006	1,850
2007	1,850
2008	1,850
2009 and thereafter	16,650

Total minimum lease payments	30,097
Less imputed interest at rates varying from 7.5% to 11.3%	9,257

Balance of the obligations	20,840
Less current portion	5,222

$15,618

  Interest expense on capital leases totaled $1.2 million for the period.

10.   Other long-term liabilities:

Deferred revenue	$13,065
Rights-of-way and network access contracts liability (note 1(vii))	12,450
Other post-retirement benefit obligations (note 11(b))	11,549
Provision for restructuring (note 16)	5,764
Liability for stock-based compensation (notes 13(a)(i) and 13(c))	4,413
Other	3,750

$50,991

11.   Employee benefits:

  The Company provides a number of retirement benefits, including defined benefit and defined contribution plans, providing pension, other retirement and post-employment benefits to most of its employees.

  (a)
  The Company's defined contribution plan expense for the period was $2.3 million.

  (b)
  The Company's net benefit plan expense for the period is as follows:

	Pension benefit plans	Other benefit plans
Current service cost	$5,360	$120
Interest cost	25,588	563
Expected return on plan assets	(22,779)	—

Net benefit plan expense	$8,169	$683

44        Allstream Inc. 2003 Annual Report

    The average remaining service periods of the active employees covered by the pension plans range from 11 to 14 years.

    The average remaining service period of the active employees covered by the post-retirement life insurance program is 13 years.

    The average remaining life expectancy of the former employees covered by the post-retirement medical and dental insurance programs is 15 years.

    Information about the Company's defined benefit and other retirement benefit plans as at December 31, 2003, in aggregate, is as follows:

	Pension benefit plans	Other benefit plans
Accrued benefit obligation:
Balance, beginning of period	$520,285	$11,420
Interest cost	25,588	563
Actuarial loss	48,081	941
Current service cost	5,360	120
Employees' contributions	1,899	—
Benefits paid	(30,805)	(554)

Balance, end of period	$570,408	$12,490

	Pension benefit plans	Other benefit plans
Plan assets:
Fair value, beginning of period	$400,109	$—
Actual return on plan assets	81,574	—
Employer contributions	21,850	—
Accrued employer contributions	10,729	—
Employees' contributions	1,899	554
Benefits paid	(30,805)	(554)

Fair value, end of period	$485,356	$—

Funded status — plan deficit	$(85,052)	$(12,490)
Unrecognized actuarial loss (gain)	(10,714)	941

Accrued benefit liability	$(95,766)	$(11,549)

    The accrued benefit liability for other benefit plans is included in other long-term liabilities (note 10).

    The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted average assumptions as of December 31, 2003):

	Pension benefit plans	Other benefit plans
Discount rate	6.00%	6.00%
Expected long-term rate of return on plan assets	7.50%	—
Rate of compensation increase	3.50%	—
  (c)
  Funding commitment:

    At December 31, 2003, the Company had unfunded solvency deficits under its defined benefit pension plans of approximately $101.8 million. The Company is required to fund this deficit over the next four years.

Allstream Inc. 2003 Annual Report        45

12.   Share capital:

  (a)
  Authorized:

    The Company's authorized capital consists of an unlimited number of Class A Voting Shares and Class B Limited Voting Shares (collectively, the "Shares"). The two classes of Shares were created to ensure compliance with the foreign ownership restrictions in the Telecommunications Act (Canada) (the "Telecommunications Act") and the regulations thereunder. Class A Voting Shares participate equally with the Class B Limited Voting Shares with respect to the declaration of any dividends or distributions if, as and when declared by the board. Holders of Class A Voting Shares are entitled to receive the remaining assets of the Company on its winding-up or dissolution in equal amounts, share for share, with the holders of Class B Limited Voting Shares.

    Class A Voting Shares:

    Class A Voting Shares are convertible, at the option of the holder, at any time, into Class B Limited Voting Shares on a one-for-one basis. To ensure compliance with the foreign ownership restrictions contained in the Telecommunications Act and the regulations thereunder, for so long as those restrictions pertain, the directors of the Company shall have the right to sell the Class A Voting Shares of a holder thereof who is not a Canadian (as such term is defined in the Telecommunications Act), subject to the provisions of the CBCA and the Telecommunications Act. Holders of Class A Voting Shares are entitled to receive notice of and attend to vote at all meetings of the shareholders of the Company, except at a meeting at which holders of a specified class or series (other than the Class A Voting Shares) are entitled to vote separately as a class as provided in the CBCA or the Articles of the Company. Holders of Class A Voting Shares are entitled to elect five of the nine members to the board, subject to increase in accordance with the Company's Articles, commencing at such time as holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity.

    Class B Limited Voting Shares:

    Class B Limited Voting Shares are convertible automatically upon the full or partial removal of foreign ownership restrictions within the Telecommunications Act, into Class A Voting Shares on a one-for-one basis to the extent not otherwise restricted by law, provided the conversion right is available on a pro rata basis to all holders of Class B Limited Voting Shares in the case of a partial removal. The Class B Limited Voting Shares may also be exchanged for Class A Voting Shares on a one-for-one basis, at the option of the holder in certain other limited circumstances, if the holder submits a Canadian residency declaration.

    Holders of Class B Limited Voting Shares are entitled to elect four of the nine members of the board, subject to reduction in accordance with the Company's Articles commencing at such time as the holders of the Class B Limited Voting Shares hold less than 50% of the Company's outstanding equity. The number of directors elected by holders of Class B Limited Voting Shares will be reduced in accordance with the percentage of total equity held by holders of Class B Limited Voting Shares in accordance with the Articles and the holders of the Class A Voting Shares will correspondingly acquire the entitlement to elect additional directors. Class B Limited Voting Shares are entitled to vote as a separate class in limited circumstances as described in the Articles or where required by the CBCA.

    Shareholder Rights Plan:

    The Company has established a Shareholder Rights Plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders will be treated equally and fairly in connection with any take-over offer for the Company. The Rights Plan is triggered when a person acquires beneficial ownership of a minimum of either (i) 10% of the outstanding Class A Voting Shares (or such higher amount as may be determined by the Board of Directors, provided such amount does not exceed 20% of the outstanding Class A Voting Shares), or (ii) 20% of the aggregate outstanding Shares, other than under certain conditions. The initial lower threshold for bids for Class A Voting Shares recognizes the restriction on non-Canadian holders acquiring additional Class A Voting Shares due to ownership restrictions under the Telecommunications Act.

46        Allstream Inc. 2003 Annual Report

    The Rights Plan is designed to encourage any potential acquirer to negotiate directly with the Company's Board of Directors, to provide increased assurance that a potential acquirer would pay an appropriate control premium in connection with any acquisition of the Company, for the benefit of all shareholders.

  (b)
  On December 9, 2003, the Company's Board of Directors declared a special dividend of $3.50 per share on the issued and outstanding Class A Voting Shares and Class B Limited Voting Shares. This special dividend was paid on January 6, 2004 to holders of record at the close of business on December 19, 2003. The total dividend paid was $69.4 million.

  (c)
  Shares held in escrow:

    As described in note 1(i), in accordance with the provisions of the Plan, each Affected Creditor was to receive a pro rata share of the cash distribution of $233 million and 100% of the equity of the Company. If an Affected Creditor disputed the claim amount for distribution purposes at the Plan Implementation Date, the Company issued the number of Class B Limited Voting Shares and transferred the amount of cash that the Affected Creditor would have otherwise received into an escrow account with the transfer agent pending final adjudication or settlement of the dispute. Upon settlement of the dispute, any shares not distributed to the Affected Creditor are returned by the transfer agent to the Company for cancellation and deemed not to have been issued as at the Plan Implementation Date. Any cash not distributed to the Affected Creditors upon settlement of the disputed claim will be redistributed pro rata to all Affected Creditors.

    During the period, 241,000 Class B Limited Voting Shares were issued to the escrow account. Upon settlement of disputed claims, as described above, 24,000 of such shares were released from the escrow account, and 176,000 shares were cancelled. As of December 31, 2003, 41,000 Class B Limited Voting Shares remain in escrow.

13.   Stock-based compensation plans:

  (a)
  Management Incentive Plan:

    The Company has established and the board administers, a Management Incentive Plan permitting the grant of RSUs, SARs, stock options ("Options"), and other share-based awards to management employees of the Company. An aggregate of 2,000,000 Shares have been reserved for issuance under the Management Incentive Plan.

    RSUs, SARs and Options granted under the Management Incentive Plan are non-assignable, except as provided therein and SARs and Options expire not later than 10 years from the date of grant.

    (i)
    Restricted Share Units:

      Under the Management Incentive Plan, certain employees may receive an award in the form of an RSU, which generally vest at the end of three years. Stock-based compensation, representing the underlying value of the award, is recognized on a straight-line basis over the three-year vesting period, at which time, the RSUs are settled by the delivery of shares to the participant or, at the participant's option, the delivery of the cash equivalent market value of the shares determined by the average closing price of the shares for the five trading days immediately prior to the date of vesting. As at December 31, 2003, there were 229,244 RSUs awarded and outstanding, of which 144 RSUs were vested. Compensation expense recorded during the period for RSUs totalled $4.1 million and is recorded in selling, general and administration expenses.

Allstream Inc. 2003 Annual Report        47

    (ii)
    Share Appreciation Rights:

      SARs grants are settled by the delivery of a cash payment equal to the difference between the fair market value of the underlying shares upon exercise and the fair value at the date of grant, multiplied by the number of shares upon which a SAR is based. The board, at its discretion, may elect to have the Company deliver the underlying shares, cash or a combination of underlying shares and cash. SARs granted in conjunction with the granting of Options have the same terms for vesting as the Options to which they relate. Otherwise, each SAR grant vests as to one-third each on the date of grant, and on the first and second anniversaries of the date of grant. SAR grants are exercisable over a maximum 10-year term. As at December 31, 2003, there are no SARs awarded and outstanding.

    (iii)
    Stock options:

      The number of shares reserved for issuance in the aggregate to any one eligible person pursuant to the Management Incentive Plan shall not exceed 5% of the aggregate outstanding Shares. Each Option is exercisable into one Class A Voting Share or Class B Limited Voting Share (as specified in the grant) of the Company, at a price no less than the closing price of such class of shares, on the day immediately preceding the grant date and generally vest over three years.

      The following table summarizes the Company's Options outstanding at December 31, 2003:

	Number of options	Exercise price per share	Weighted average exercise price
Outstanding, April 1, 2003	—	$—	$—
Granted	672,000	36.05 - 67.79	37.49
Cancelled	(99,780)	(36.05)	(36.05)
Exercised	—	—	—

Outstanding, December 31, 2003	572,220	36.05 - 67.79	37.74

      The following table summarizes information concerning options outstanding at December 31, 2003:

	Options outstanding
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$36.05	528,720	4.3	$36.05
$52.38 — $67.79	43,500	4.8	58.26

	572,220	4.3	37.74

Exercisable, end of year	720	0.7	$36.05

48        Allstream Inc. 2003 Annual Report

  (b)
  Employee Share Ownership Plan:

    The Board approved an ESOP, effective July 2003. All permanent full-time salaried and sales employees and all bargaining unit employees, including permanent and temporary, full and part-time, are eligible. The maximum contribution level is 8% of base pay for salaried and bargaining unit employees or target income for employees on sales commission. Allstream will match 25% of each participating employee's contributions with a cash contribution on a quarterly basis. Upon attainment of certain Company targets, the Company will contribute an additional 25% match. This amount will be payable to a trustee on behalf of active employees as of December 31 of each year and will be paid on the date the annual variable pay is paid. The funds are used by the trustee to acquire the Company's shares on the open market. Compensation expense recorded during the period under the ESOP plan was $1.4 million.

  (c)
  Director Compensation Plan:

    Outside members of the Company's Board of Directors may elect annually to receive all or a portion of their compensation in the form of DSUs, the number of which is determined by the market price of the Company's Shares at the time of payment of the director's annual retainer fees. Additional DSUs are granted when dividends are paid. Upon termination of board service, the cash value to be paid for the DSUs is determined by the average closing price of the Shares for the five trading days immediately prior to the date of termination of board service. In the period ended December 31, 2003, 4,411 DSUs have been granted, are outstanding and are fully vested. Compensation expense recorded during the period under the Director Compensation Plan was $0.3 million.

14.   Earnings per share:

Numerator:	$65,562
Denominator:
Basic weighted average number of shares outstanding (in thousands)	19,782
Effect of dilutive securities:
Employee stock options	169

Diluted weighted average number of shares outstanding (in thousands)	19,951

  During the period, 21,000 employee stock options were excluded from the calculation of diluted earnings per share as they were anti-dilutive. These options could be dilutive in the future.

Allstream Inc. 2003 Annual Report        49

15.   Income taxes:

  The Company uses the asset and liability method of accounting for income taxes. The tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

As at December 31, 2003
Future tax assets:
Operating loss carryforwards	$1,088,701
Property, plant and equipment	26,454
Restructuring costs	17,197
Accrued pension liability	37,713
Other	26,773

Total future tax assets	1,196,838
Valuation allowance	(1,196,838)

Net future income tax assets	$—

  The implementation of the Plan and certain related transactions resulted in a forgiveness of indebtedness of approximately $3.9 billion for income tax purposes. The forgiven amount was applied to reduce non-capital losses of approximately $769 million and approximately $3.1 billion of capital losses available to the Company. The capital losses arose on an acquisition of control of the Predecessor that occurred on the implementation of the Plan.

  Following the implementation of the Plan, the remaining non-capital tax losses of the Predecessor are available to reduce taxable income of the Company. The use of these losses will generally be restricted in future years to profits from the Predecessor's business that gave rise to the losses, and profits from similar businesses. As the Predecessor incurred significant losses and did not have a history of operating income, a full valuation allowance was recorded to reduce future income tax assets to nil upon fresh start accounting.

  When the tax benefits of the future income tax asset is subsequently realized, the benefit is recorded as a capital transaction and is included in contributed surplus. The benefit of the Predecessor's future tax assets utilized and recorded by the Company in contributed surplus during the period amounted to $46.7 million.

  The reconciliation of the provision for income taxes to amounts computed by applying combined federal and provincial tax rates to income before provision for income taxes is as follows:

Computed at combined statutory rate	$41,462
Tax effect of:
Expenses not deductible for income tax purposes	612
Large Corporations Tax	1,386
Effect of increase in enacted tax rates	(132,835)
Change in valuation allowance	136,995
Other	568

6,726

$48,188

50        Allstream Inc. 2003 Annual Report

  The effect of the increase in enacted tax rates of $132.8 million is due to the revaluation of the Company's future tax assets for an increase in provincial corporate income tax rates. The change in income tax rates increases the benefit of utilizing these tax losses in future periods. However, the increased future tax asset arising from this change has been offset by a valuation allowance, as management believes it is more likely than not that this asset will not be realized.

  At December 31, 2003, the Company has the following non-capital losses available to reduce future years' taxable income, which expire as follows:

2004	$54,412
2005	101,929
2006	526,931
2007	499,461
2008	234,286
2009	1,639,296
2010	16,467

$3,072,782

16.   Workforce reduction and provision for restructuring:

	April 1, 2003	Payments	Accretion expense	December 31, 2003
Provision for restructuring:
Workforce reduction	$7,841	$(5,352)	$—	$2,489
Facilities consolidation	9,956	(3,048)	415	7,323

	$17,797	$(8,400)	$415	$9,812

  In 2002, the Predecessor implemented a cost reduction initiative to bring the Predecessor's cost structure in line with its current and projected revenue base. This cost reduction initiative included both employee severance costs and facilities consolidation costs. The remaining balances at December 31, 2003 represent salary continuance payments in accordance with employee severance agreements and future payments to be made to landlords as a result of facilities consolidation activities.

  The provision for restructuring comprises $4.0 million included in accrued liabilities and $5.8 million included in other long-term liabilities.

17.   Financial instruments:

  (a)
  Fair values of financial assets and liabilities:

    The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

  (b)
  Foreign currency risk:

    The Company is exposed to foreign currency fluctuations on its U.S. dollar-denominated cash and cash equivalents, accounts receivable and accounts payable. The foreign exchange gain for the period of $3 million is recorded in selling, general and administration expenses.

Allstream Inc. 2003 Annual Report        51

  (c)
  Interest rate risk:

    The following table summarizes the Company's exposure to interest rate risk.

		Fixed interest rate maturing within
	Floating rate	1 year	1 - 5 years	After 5 years	Non-interest bearing
Financial assets
Cash and cash equivalents	$345,734	$—	$—	$—	$—
Accounts receivable	—	—	—	—	120,598
Financial liabilities
Current liabilities	—	—	—	—	272,853
Capital leases	—	5,222	5,121	10,497	—
  (d)
  Credit risk:

    The Company's financial instruments that are exposed to credit risk are cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of investments in highly liquid, highly secure money market instruments, which are on deposit at major financial institutions. Credit risk with respect to accounts receivable is limited due to the large number of customers to which the Company provides services.

18.   Segmented information:

  The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products and services, delivered through its integrated network and solutions support infrastructure, sold by a national sales force, agents and telemarketers, and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on product and services revenue.

  Revenue by product and services is as follows:

Data	$307,445
Local	162,906
Internet and IT services	127,935
Other	10,289

608,575
Long distance	339,221

$947,796

  During the period, no customers of the Company individually represented more than 10% of the Company's revenue.

52        Allstream Inc. 2003 Annual Report

19.   Change in non-cash working capital:

Accounts receivable	$23,291
Other current assets	22
Other assets	(1,644)
Accounts payable	12,816
Accrued liabilities	(8,288)
Income taxes payable	(368)
Other long-term liabilities	(2,698)

$23,131

20.   Supplemental cash flow information:

Supplemental cash flow information:
Interest paid	$251
Income taxes paid	4,615
Supplemental disclosure of change in non-cash financing and investing activities:
Accrued liabilities and accounts payable incurred for the acquisition of property, plant and equipment	20,110
Accrued liabilities incurred for the investment in the venture with Inukshuk Internet Inc. and NR Communications, LLC	4,900

Allstream Inc. 2003 Annual Report        53

21.   Reconciliation to accounting principles generally accepted in the United States:

  The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those in the United States ("U.S. GAAP"), except as outlined below:

  (a)
  Consolidated statements of operations and comprehensive income and consolidated balance sheet:

    The application of U.S. GAAP would have the following effect on income for the period and basic and diluted earnings per common share as reported:

Net income, Canadian GAAP	$65,562
Depreciation (a)(ii)	(2,299)
Accretion expense (a)(ii)	(595)

Net income and comprehensive income, U.S. GAAP	$62,668

Earnings per common share under U.S. GAAP:
Basic	$3.17
Diluted	3.14

Weighted average number of common shares outstanding (in thousands):
Basic	19,782
Diluted	19,951

    The cumulative effect of these adjustments on shareholders' equity is as follows:

Shareholders' equity in accordance with Canadian GAAP	$623,892
Depreciation (a)(ii)	(2,299)
Accretion expense (a)(ii)	(595)

Shareholders' equity in accordance with U.S. GAAP	$620,998

    The following table indicates the differences between the amounts of consolidated balance sheet items determined in accordance with Canadian and U.S. GAAP:

	U.S. GAAP	Canadian GAAP	Difference
Assets
Property, plant and equipment	$550,222	$543,354	$6,868
Liabilities and Shareholders' Equity
Other long-term liabilities	60,753	50,991	9,762
Deficit	(6,717)	(3,823)	(2,894)

54        Allstream Inc. 2003 Annual Report

    (i)
    Consolidated statement of cash flows:

      Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by (used in) operations before change in non-cash working capital items in the consolidated statement of cash flows. U.S. GAAP does not permit this subtotal to be included.

    (ii)
    Asset retirement obligations:

      The Company adopted SFAS No. 143 for U.S. GAAP purposes on April 1, 2003, in conjunction with its adoption of fresh start accounting. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset's estimated useful life.

      The Company has asset retirement obligations related to a number of asset categories, including:

      •
      Fibre — located underground or on poles, where the Company may be obligated to remove the fibre and/or related equipment if the underlying rights-of-way is terminated or if the Company chooses to decommission the assets;

      •
      Microwave towers and buildings/structural accesses — removal of equipment and related accesses to the sites; and

      •
      Leased facilities — restoration of certain leased premises to their original state upon exit.

      Significant assumptions are required to estimate the fair value of asset retirement obligations, primarily related to the amount and timing of cash flows required to satisfy the Company's future legal obligation, the probability of being required to retire the asset, and the appropriate discount rate to present value the future cash flows. Actual results that differ from the estimates used will impact future results of operations and the financial position of the Company.

      The undiscounted amount of the estimated cash flows required to settle the obligation is $14.9 million. The present value of the asset retirement obligation was calculated using a credit adjusted discount rate of 8.7% over periods ranging from 2 to 38 years.

      The following is a reconciliation of the significant changes in the asset retirement obligation during the period:

Asset retirement obligation liability, April 1, 2003	$9,167
Accretion expense	595

December 31, 2003	$9,762

Allstream Inc. 2003 Annual Report        55

    (iii)
    Stock-based compensation expense:

      Effective April 1, 2003, the Company adopted the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Translation and Disclosure ("SFAS No. 148"). This statement amends SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to provide for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. As allowed by SFAS No. 148, the Company has chosen to continue to account for compensation cost associated with its employee stock option plan in accordance with the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), adopting the disclosure only provisions of SFAS No. 123. Under this method, no compensation expense is recorded if stock options are granted at an exercise price equal to the fair market value of the Company's stock on the grant date. The accounting for cash settled RSUs and DSUs under the intrinsic method is consistent with the Company's accounting policy under Canadian GAAP. As option grants during the year had an exercise price equal to fair value and no modification to terms occurred during the year, stock-based compensation expense recorded under the intrinsic value method was consistent with Canadian GAAP. Effective January 1, 2004, the Company will adopt fair value accounting for all employee awards. The impact is consistent with Canadian GAAP, as described in note 2(g)(ii), except that under U.S. GAAP, any transitional charge is recognized in earnings as a cumulative effect of a change in accounting principles.

      Had the Company adopted the fair value method to account for stock options under SFAS No. 123, income attributable to common shareholders and basic and dilutive earnings per share would have been as indicated below:

Income attributable to common shareholders, as reported — U.S. GAAP	$62,668
Deduct total stock-based employee compensation expense determined under fair value-based method for all awards	(3,128)

Income attributable to common shareholders, pro forma — U.S. GAAP	$59,540

Pro forma weighted average number of common shares outstanding (in thousands):
Basic	19,782
Diluted	19,782

Earnings per share:
As reported:
Basic	$3.17
Diluted	3.14
Pro forma:
Basic	3.01
Diluted	3.01

      The assumptions used to value stock option grants for the purposes of the SFAS 123 pro forma disclosure are consistent with Canadian GAAP as noted in note 2(g)(ii).

56        Allstream Inc. 2003 Annual Report

  (b)
  Other disclosures:

  (i)
  Accounts receivable are net of an allowance for doubtful accounts of $14.3 million at December 31, 2003.

  (ii)
  Recently issued accounting standards:

      In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are included in note 22 (b)(ii). Effective 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The adoption of this standard did not have a material impact on the consolidated financial statements.

      In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for revenue arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a stand-alone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The adoption of this standard on April 1, 2003 did not have a material impact on the consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, An Interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities, as defined in the Interpretation. The Interpretation applied immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. In December 2003, the FASB issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities Revised. FIN 46R modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. The application of these Interpretations did not have a material effect on the consolidated financial statements.

Allstream Inc. 2003 Annual Report        57

22.   Commitments and contingencies:

  (a)
  Contractual commitments:

  (i)
  Operating leases, capital purchase commitments and supply contracts:

      Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and capital purchase commitments under supply contracts and customer contracts, the Company is committed to make the following payments for the years ending December 31, as follows:

2004	$153,809
2005	100,638
2006	69,255
2007	59,696
2008	52,450
Thereafter	232,945

$668,793

    (ii)
    Other:

      As described in note 11(c), the Company is required to fund certain solvency deficits under its defined benefit pension plans. As described in note 6, the Company has commitments in connection with an investment.

  (b)
  Contingent liabilities:

  (i)
  Litigation:

      In the normal course of operations, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

    (ii)
    Guarantees:

      Effective January 1, 2003, the Company adopted AcG-14, Disclosure of Guarantees, which requires a guarantor to disclose certain information about guarantees it has provided. In addition to the above commitments and contingencies, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These indemnifications relate to numerous matters, as described below.

      The Company has provided intellectual property indemnifications, which are customary in the industry and have indefinite terms and require the Company to compensate other parties for certain damages or costs incurred as a result of third party intellectual property claims arising from certain transactions. The nature of intellectual property indemnifications prevents the Company from making reasonable estimates of the maximum liability arising therefrom. Historically, the Company has not made significant payments related to these indemnifications.

      In addition, the Company has provided indemnifications under certain supplier agreements with other telecommunications providers and municipalities pursuant to the provision of the Company's services. These indemnifications relate to claims made by third parties (including customers) in connection with the use of the Company's services and related equipment.

      The Company has indemnified a third party in connection with a marketing agreement, and has determined that the potential maximum loss is not significant. The Company has also indemnified certain financial advisors regarding liability they may incur as a result of their activity as advisors to the Company or the Company's noteholders arising out of the Company's restructuring in 2003.

58        Allstream Inc. 2003 Annual Report

      In connection with certain dispositions of assets or businesses, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, or damages to property or buildings, environmental liabilities and changes in the interpretation of laws or regulations (including tax laws).

      The maximum amount of these indemnifications cannot be reasonably estimated due to the uncertain nature of such indemnities. The difficulty in assessing the amount of the liability results primarily from the inability in determining how the law will apply to such provisions and the lack of limitations on potential liability. Historically, the Company has not made significant payments related to these indemnifications.

      The Company continues to monitor the conditions that are subject to guarantees and/or indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees and indemnifications when those losses are estimable.

  (c)
  Letters of credit:

    In the normal course of business, the Company obtains letters of credit in compliance with its rights-of-way agreements with various municipalities and utility companies. In general, the terms of the letters of credit permit the municipality or the utility company to draw on the letters of credit to recover any losses incurred under the rights-of-way agreement, as defined. As at December 31, 2003, the Company had letters of credit outstanding of $1.6 million with nil drawn.

Allstream Inc. 2003 Annual Report        59

corporate governance

        The Company is committed to implementing a culture of corporate governance consistent with its legal requirements and high ethical standards, including the initiatives outlined in the Message from the Chairman. As a result of restructuring, the Company emerged on April 1, 2003, with new shareholders (the former creditors) and a new Board of Directors. The Board and its Committees are striving to create a model corporate governance value added structure. To this end, the Board has approved an Ethics and Integrity Program within the Company that includes a program to ensure employees have read and understood the Company's Code of Conduct. Since the Board has only been functioning since April 1, 2003, some aspects of good governance are in the process of unfolding.

        The Board is responsible for the overall stewardship of the Company. The Board oversees the conduct of the business and affairs of the Company through reviewing and approving the Company's strategic and business plans taking into account the opportunities and risks of the business and the operational, capital and financial plans for the coming year. The Board assesses any risks which might prevent the Company from meeting its business objectives including strategic plans, the quality of the people to execute those plans and excellence in operations, human resource development and succession planning. While the management of the business is delegated to the C.E.O., the Board expects management to manage the Company's business in accordance with the plans in a prudent manner and with the goal of enhancing shareholder value.

        The Board has established Audit, Human Resources and Compensation, and Governance Committees to assist the Board in carrying out its responsibilities. Each Committee consists of five directors, all of whom are unrelated directors. The Board and Committee Charters and the Company's Code of Conduct are available at www. allstream.com.

60        Allstream Inc. 2003 Annual Report

board of directors

Purdy Crawford(2)(3) Chairman and Director John T. McLennan Vice Chairman, Chief Executive Officer and Director Gerald Beasley(1) Director	William A. Etherington(1)(2) Director Deryk I. King(2)(3) Director Ian D. Mansfield(1)(2)(3) Director	Ian M. McKinnon(2)(3) Director Jane Mowat(1) Director Daniel F. Sullivan(1)(3) Director
(1)
Member of Audit Committee

(2)
Member of Corporate Governance and Nominating Committee

(3)
Member of Human Resources and Compensation Committee

leadership team

John T. McLennan
 Vice Chairman and
Chief Executive Officer

John A. MacDonald
 President and Chief Operating Officer

David A. Lazzarato
 Executive Vice President and
Chief Financial Officer

Tal Bevan
 Executive Vice President, Sales

Harold Giles
 Executive Vice President,
Leadership Resources and Development	Mike Kologinski
 Executive Vice President, Marketing

Judy McLeod
 Executive Vice President,
Customer Operations

Dean Prevost
 Executive Vice President and President,
IT Services

Henry C. Yip
 Executive Vice President,
Network Services

Scott L. Ewart
 Senior Vice President,
General Counsel and Secretary	Ron McKenzie
 Senior Vice President,
Strategy and Corporate Development

Chris Peirce
 Senior Vice President,
Regulatory and Government Affairs

Brock Robertson
 Senior Vice President,
Treasury and Investor Relations

Don Welham
Vice President, Controller

Allstream Inc. 2003 Annual Report        61

corporate information

Principal executive offices	Transfer agent	Investors and analysts
Allstream Inc.	CIBC Mellon	Allstream Inc., Investor Relations

200 Wellington Street West, 16th Floor
Toronto, Ontario, Canada M5V 3G2

Tel: 416-345-2000
Web: www.allstream.com

 Shareholder information
and assistance

Tel: 888-311-1154
For general company information
and news releases:
Web: www.allstream.com/investor/
index.html
320 Bay Street, P.O. Box 1
Toronto, Ontario, Canada M5H 4A6

Tel: 800-387-0825 or 416-643-5500
Web: www.cibcmellon.com
Email: inquiries@cibcmellon.com

 Auditors

 KPMG, LLP

Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, Ontario, Canada M2P 2H3
200 Wellington Street West, 16th Floor
Toronto, Ontario, Canada M5V 3G2

Brock Robertson
Senior Vice President, Treasury and
Investor Relations
Tel: 416-345-3125
Email: brock.robertson@allstream.com

Dan Coombes
Director, Investor Relations
Tel: 416-345-2326
Email: dan.coombes@allstream.com

62        Allstream Inc. 2003 Annual Report

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Allstream Inc. 2003 Annual Report
2003
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2004
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